Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

CAMERON INTERNATIONAL CORPORATION

NATCO GROUP INC.

AND

OCTANE ACQUISITION SUB, INC.

Dated as of June 1, 2009

AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger (as amended, supplemented or modified from time to time, this “Agreement”), dated as of June 1, 2009, is by and among Cameron International Corporation, a Delaware corporation (“Parent”), Octane Acquisition Sub, Inc., a Delaware corporation and a direct, wholly owned subsidiary of Parent (“Merger Sub”), and NATCO Group Inc., a Delaware corporation (the “Company”).

Recitals

WHEREAS, the boards of directors of each of Parent, Merger Sub and the Company (each a “Party,” and collectively, the “Parties”) have approved this Agreement and the merger of Merger Sub with and into the Company, with the Company continuing as the surviving corporation, upon the terms and subject to the conditions of this Agreement and the Delaware General Corporation Law, as amended (the “DGCL”);

WHEREAS, the boards of directors of each of Parent, Merger Sub and the Company have determined that the Merger (as defined below) and this Agreement and the transactions contemplated hereby are advisable and in the best interests of their respective companies and stockholders;

WHEREAS, for United States federal income tax purposes, it is intended that the Merger shall qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code (as defined below), and any comparable provision of state or local law and this Agreement is intended to be as is adopted as a “plan of reorganization” for purposes of Sections 354 and 361 of the Internal Revenue Code; and

WHEREAS, the Parties desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to set forth various conditions to the consummation of the Merger;

NOW, THEREFORE, for and in consideration of the recitals and the mutual covenants and agreements set forth in this Agreement, the Parties agree as follows:

Article 1

Definitions

Section 1.1  Defined Terms. As used in this Agreement, capitalized terms shall have the meanings set forth below or shall have the meanings set forth for such terms in the sections of this Agreement referenced below:

“Acquired Companies” means the Company and each of the Company’s Subsidiaries.

“Acquisition Proposal” means, for any Person, any proposal, offer or other inquiry or indication of interest (regardless of whether in writing and regardless of whether delivered to such Person’s stockholders) relating to any of the following (other than the transactions contemplated by this Agreement or the Merger): (a) any merger, reorganization, share exchange, take-over bid, tender offer, recapitalization, consolidation, liquidation, dissolution or other business combination, purchase or similar transaction or series of transactions directly or indirectly involving 15% or more of the assets, net revenues or net income of such Person and its Subsidiaries, taken as a whole; (b) the sale, lease, exchange, transfer or other disposition, directly or indirectly, of any business or assets involving 15% or more of the assets, net revenues or net income of such Person and its Subsidiaries, taken as a whole, or any license, lease, exchange, mortgage, pledge or other agreement or arrangement having a similar economic effect, in each case in a single transaction or a series of related transactions; or (c) any direct or indirect acquisition of beneficial ownership (as defined in Section 13(d) of the Exchange Act) or any direct or indirect acquisition of the right to acquire beneficial ownership (as defined in Section 13(d) of the Exchange Act) by any Person or any “group” (as defined in the Exchange Act) of 15% or more of the shares of any class of the issued and outstanding Equity Interests of such Person, whether in a single transaction or a series of related transactions.

“Affiliate” means, with respect to any Person, each other Person that directly or indirectly Controls, is Controlled by, or is under common Control with such Person.

“Agreement” has the meaning given to such term in the preamble.

“Assumed Option” has the meaning given such term in Section 2.4(c)(iii)(A).

“Benefit Plan” means any qualified or non-qualified employee benefit plan, program, policy, practice, agreement, Contract or other arrangement, regardless of whether written, regardless of whether U.S.-based, including any “employee welfare benefit plan” within the meaning of Section 3(1) of ERISA (including post-retirement medical and life insurance and regardless of whether such plan is subject to ERISA), any “employee pension benefit plan” within the meaning of Section 3(2) of ERISA (regardless of whether such plan is subject to ERISA), including any multiemployer plan (as defined in Section 3(37) of ERISA) or multiple employer plan (as defined in Section 413 of the Internal Revenue Code), any employment or severance agreement or other arrangement, and any employee benefit, bonus, incentive, deferred compensation, profit sharing, vacation, stock, stock purchase, stock option, severance, retention, change of control, fringe benefit or other plan, program, policy, practice, agreement, Contract, or other arrangement, regardless of whether subject to ERISA and regardless of whether funded.

“Business Day” means any day other than a Saturday, Sunday or any day on which banks in the State of Texas are authorized or required by federal Law to be closed.

“Certificate of Merger” means the certificate of merger, prepared and executed in accordance with the applicable provisions of the DGCL and this Agreement, filed with the Secretary of State of the State of Delaware to effect the Merger.

“Claim” has the meaning given to such term in Section 5.13(b).

“Closing” has the meaning given to such term in Section 2.6.

“Closing Date” has the meaning given to such term in Section 2.6.

“Company” has the meaning given to such term in the preamble.

“Company Acquisition Proposal” means an Acquisition Proposal with respect to the Company.

“Company Adverse Recommendation Change” has the meaning given to such term in Section 5.4(a).

“Company Benefit Plan” means a Benefit Plan (a) providing benefits to (i) any current or former employee, officer or director of the Company or any of its Subsidiaries or ERISA Affiliates or (ii) any beneficiary or dependent of any such employee, officer or director, (b) in which any of the foregoing is a participant, (c) that is sponsored, maintained or contributed to by the Company or any of its Subsidiaries or ERISA Affiliates or to which the Company or any of its Subsidiaries or ERISA Affiliates is a party or is obligated to contribute, or (d) with respect to which the Company or any of its Subsidiaries or ERISA Affiliates has any liability, whether direct or indirect, contingent or otherwise.

“Company Board” means the board of directors of the Company.

“Company Board Recommendation” means the duly adopted resolution of the Company Board to recommend the Company Proposal in accordance with Section 251 of the DGCL, subject to Section 5.4(d) and Section 5.4(e) of this Agreement.

“Company Certificate” means a certificate representing a share or shares of Company Common Stock or other appropriate evidence of a share or shares of Company Common Stock issued in book-entry form.

“Company Charter Documents” has the meaning given to such term in Section 3.1.

“Company Common Stock” means the common stock, par value $0.01 per share, of the Company.

“Company Disclosure Letter” has the meaning given to such term in the introduction to Article 3.

“Company Employees” means the individuals who are employed as employees by the Company or any of its Subsidiaries immediately prior to the Effective Time and who remain employed as employees of Parent or any of its Subsidiaries after the Effective Time.

“Company Financial Statements” has the meaning given to such term in Section 3.7(a).

“Company Incentive Plans” means the Directors Compensation Plan, as amended, the 1998 Employee Stock Incentive Plan, the 2000 Employee Stock Option Plan, the 2001 Stock Incentive Plan, the 2004 Stock Incentive Plan, the 2006 Long-Term Incentive Compensation Plan and the 2009 Long-Term Incentive Compensation Plan.

“Company Information” has the meaning given to such term in Section 5.3(b).

“Company Intervening Event” means with respect to the Acquired Companies, an event or circumstance arising after the date of this Agreement or that was not known by the Company Board as of the date of this Agreement (or if known, the material consequences of which are not known to or understood by the Company Board as of such date), which event or circumstance, or any material consequence thereof, becomes known to or understood by the Company Board prior to the Required Company Vote and which causes the Company Board to conclude in good faith, after consultation with its outside counsel and financial advisors that its failure to effect a Company Adverse Recommendation Change would be reasonably expected to be a breach its fiduciary duties to the stockholders of the Company under applicable Law; provided, however, that in no event shall the receipt, existence or terms of a Company Acquisition Proposal or any matter relating thereto or consequences thereof constitute a Company Intervening Event.

“Company Leased Real Property” means real property leased by the Company or any of its Subsidiaries.

“Company Material Adverse Effect” means a Material Adverse Effect with respect to the Company.

“Company Material Contracts” has the meaning given to such term in Section 3.21(a).

“Company Meeting” means a meeting of the stockholders of the Company duly called and held for the purpose specified in the Proxy Statement/Prospectus, including the Company Proposal.

“Company Notice Period” has the meaning given to such term in Section 5.4(d).

“Company Owned Real Property” means real property owned by the Company or any of its Subsidiaries.

“Company Permits” has the meaning given to such term in Section 3.5(b).

“Company Proposal” means the proposal to adopt this Agreement, which proposal is to be presented to the stockholders of the Company in the Proxy Statement/Prospectus.

“Company Real Property” means the Company Leased Real Property and the Company Owned Real Property.

“Company Regulatory Filings” has the meaning given to such term in Section 3.6(b).

“Company Reports” has the meaning given to such term in Section 3.7(a).

“Company Representative” means a Representative of the Company or its Subsidiaries.

“Company Restricted Stock” has the meaning given to such term in Section 2.4(c)(iv).

“Company Rights Agreement” means the Amended and Restated Rights Agreement between the Company and Mellon Investor Services, L.L.C. dated May 15, 2008.

“Company Securities” means the Company Common Stock and Company Restricted Stock.

“Company Stock Option” means an option issued and outstanding immediately prior to the Effective Time to acquire shares of Company Common Stock granted to an employee, non-employee director or any other Person pursuant to a Company Incentive Plan.

“Company Subsidiary” means a Subsidiary of the Company.

“Company Subsidiary Charter Documents” means the certificate of incorporation, articles of incorporation, certificate of formation, certificate of limited partnership, bylaws, limited liability company agreement, operating agreement, partnership agreement or other governing or organizational documents of each of the Company Subsidiaries.

“Company Superior Proposal” means a Company Acquisition Proposal that is a Superior Proposal.

“Company Termination Fee” has the meaning given such term in Section 7.3(f).

“Confidentiality Agreement” means the Mutual Confidentiality Agreement, dated as of April 14, 2009, between the Company and Parent.

“Contract” means any agreement, arrangement, commitment or instrument, written or oral, including, without limitation, any loan or credit agreement or other agreement evidencing Indebtedness, promissory note, bond, mortgage, indenture, guarantee, permit, lease, sublease, license, agreement to render services, or other agreement, arrangement, commitment or instrument evidencing rights or obligations of any kind or nature, including all amendments, modifications, supplements and options relating thereto.

“Control” (and related terms) means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of a Person, whether through the ownership of stock, by contract, credit arrangement or otherwise.

“D&O Insurance” has the meaning given to such term in Section 5.13(c).

“DGCL” has the meaning given to such term in the Recitals.

“Disclosure Letter” means, as applicable, the Company Disclosure Letter or the Parent Disclosure Letter.

“DOJ” means the United States Department of Justice.

“Effective Time” has the meaning given to such term in Section 2.7.

“Environmental, Health and Safety Laws” means any Laws relating to (a) emissions, discharges, releases or threatened releases of Hazardous Materials into the environment, including into ambient air, soil, sediments, land surface or subsurface, buildings or facilities, surface water, groundwater, publicly-owned treatment works, or septic systems, (b) the generation, treatment, storage, disposal, use, handling, manufacturing, recycling, transportation or shipment of Hazardous Materials, (c) occupational health and safety, or (d) the pollution of the environment, solid waste handling, treatment or disposal, reclamation or remediation activities, or protection of environmentally sensitive areas.

“Equity Interests” means (a) with respect to a corporation, any and all shares, interests, participation, phantom stock plans or arrangements or other equivalents (however designated) of corporate stock, including all common stock, preferred stock and other equity and voting interests, and warrants, options, calls, subscriptions or other convertible securities or other rights to acquire any of the foregoing, and (b) with respect to a partnership, limited liability company or similar Person, any and all units, membership or other interests, including rights to purchase, warrants, options, calls, subscriptions or other equivalents of, or other interests convertible into, any beneficial or legal ownership interest in such Person.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and any regulations promulgated pursuant thereto.

“ERISA Affiliate” means any trade or business, regardless of whether incorporated, which is required to be treated as a single employer together with an entity pursuant to Section 414(b), (c), (m) or (o) of the Internal Revenue Code or Section 4001(b)(1) of ERISA.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exchange Agent” has the meaning given to such term in Section 2.5(a).

“Exchange Fund” has the meaning given to such term in Section 2.5(a).

“Exchange Ratio” has the meaning given to such term in Section 2.4(c)(i)(A).

“FTC” means the U.S. Federal Trade Commission.

“GAAP” means generally accepted accounting principles, as recognized by the U.S. Financial Accounting Standards Board (or any generally recognized successor).

“Governmental Authority” means any national, state, local, county, parish or municipal government, domestic or foreign, any agency, board, bureau, commission, court, tribunal, subdivision, department or other governmental or regulatory authority or instrumentality, or any arbitrator in any case that has jurisdiction over any of the Acquired Companies or Parent Companies, as the case may be, or any of their respective properties or assets.

“Hazardous Material” means any chemical, pollutant, contaminant, material, waste or substance the generation, management, treatment, storage, escape, release, discharge, emission or disposal of which is regulated by any Governmental Authority or subject to liability under any Environmental, Health and Safety Law, including, but not limited to, any hazardous waste, hazardous substance, toxic substance, radioactive material (including any naturally occurring radioactive material), asbestos-containing materials in any form or condition, polychlorinated biphenyls in any form or condition, chloride or petroleum, petroleum hydrocarbons, petroleum products or any fraction or byproducts thereof.

“HSR Act” has the meaning given to such term in Section 3.6(b).

“Indebtedness” of any Person means and includes any obligations consisting of (a) the outstanding principal amount of and accrued and unpaid interest on, and other payment obligations for, borrowed money, or payment obligations issued or incurred in substitution or exchange for payment obligations for borrowed money, (b) amounts owing as deferred purchase price for property or services, including “earn-out” payments, (c) payment obligations evidenced by any promissory note, bond, debenture, mortgage or other debt instrument or debt security, (d) commitments or obligations by which such Person assures a creditor against loss, including contingent reimbursement obligations with respect to letters of credit, (e) payment obligations secured by a Lien, other than a Permitted Lien, on assets or properties of such Person, (f) obligations to repay deposits or other amounts advanced by and owing to third parties, (g) obligations under capitalized leases, (h) obligations under any interest rate, currency or other hedging agreement or derivatives transaction, (i) guarantees or other contingent liabilities with respect to any amounts of a type described in clauses (a) through (h) above, and (j) any change of control payments or prepayment premiums, penalties, charges or equivalents thereof with respect to any indebtedness, obligation or liability of a type described in clauses (a) through (i) above that are required to be paid at the time of, or the payment of which would become due and payable solely as a result of, the execution of this Agreement or the consummation of the transactions contemplated by this Agreement at such time, in each case determined in accordance with GAAP; provided, however, that Indebtedness shall not include accounts payable to trade creditors and accrued expenses arising in the ordinary course of business consistent with past practice and shall not include the endorsement of negotiable instruments for collection in the ordinary course of business.

“Indemnified Party” has the meaning given to such term in Section 5.13(b).

“Intellectual Property” means all United States and foreign (a) patents and patent applications and all reissues, renewals, divisions, extensions, provisionals, continuations and continuations in part thereof, (b) inventions (regardless of whether patentable), invention disclosures, trade secrets, proprietary information, industrial designs and registrations and applications, mask works and applications and registrations therefor, (c) copyrights and copyright applications and corresponding rights, (d) trade dress, trade names, logos, URLs, common law trademarks and service marks, registered trademarks and trademark applications, registered service marks and service mark applications, (e) domain name rights and registrations, (f) databases, customer lists, data collections and rights therein, and (g) licenses, proprietary information and know-how, confidentiality rights and other intellectual property rights of any nature, in each case throughout the world.

“Internal Revenue Code” means the Internal Revenue Code of 1986, as amended.

“International Plans” means Company Benefit Plans subject to the Laws of any jurisdiction outside the United States.

“IRS” has the meaning given to such term in Section 3.11(b).

“knowledge” of a Person means, with respect to the matter in question, the actual knowledge of any executive officer of such Person after inquiry of their respective direct reports.

“Law” means any federal, state, local or foreign statute, code, ordinance, rule, regulation, permit, consent, approval, license, judgment, Order, writ, decree, injunction or other authorization, treaty, convention, or governmental certification requirement of any Governmental Authority.

“Lien” means any lien, mortgage, security interest, indenture, deed of trust, pledge, deposit, restriction, burden, lien, license, lease, sublease, right of first refusal, right of first offer, charge, privilege, easement, right of way, reservation, option, preferential purchase right, right of a vendor under any title retention or conditional sale agreement, or other arrangement substantially equivalent thereto, in each case regardless of whether relating to the extension of credit or the borrowing of money.

“Material Adverse Effect” means, with respect to any Person, any fact, circumstance, event, change, effect or occurrence that, individually or in the aggregate with all other facts, circumstances, events, changes, effects or occurrences, has had or caused or would reasonably be expected to have or cause a material adverse effect on (i) the assets, properties, business, results of operations or condition (financial or otherwise) of such Person and its Subsidiaries, taken as a whole, or (ii) the ability of such Person to timely perform its obligations under this Agreement or timely consummate the Merger, but, in either case, shall not include any fact, circumstance, event, change, effect or occurrence relating to (a)(1) the industry in which such Person and its Subsidiaries operate or (2) the economy or the financial, securities or credit markets in the U.S. or elsewhere in the world, including natural disasters, any regulatory or political conditions or developments, or any outbreak or escalation of hostilities or declared or undeclared acts of war, terrorism or insurrection, whether occurring before or after the date hereof, unless any such fact, circumstance, event, change, effect or occurrence disproportionately affects the assets, properties, business, results of operations or financial condition of such Person and its Subsidiaries, taken as a whole, relative to other industry participants, (b) the negotiation or performance of this Agreement, the announcement of the execution of this Agreement or the consummation or the pendency of the Merger (including, without limitation, and solely by way of example of such facts, circumstances, events, changes, effects or occurrences, the direct and substantiated effect of the public announcement of this Agreement or the Merger on the relationships of such Person or any of its Subsidiaries with customers, suppliers, distributors or employees); (c) fluctuations in the price or trading volume of shares of any trading stock of such Person (provided, however, that the exception in this clause (c) shall not prevent or otherwise affect a determination that any fact, circumstance, event, change, effect or occurrence underlying such fluctuation has resulted in, or contributed to, a Material Adverse Effect with respect to such Person), (d) any changes in Law or in GAAP (or the interpretation thereof) after the date hereof, (e) any legal proceedings initiated by any of the current or former stockholders of such Person (or on their behalf or on behalf of such Person) and related to this Agreement or any of the transactions contemplated hereby, (f) any failure by such Person to meet any published analyst estimates or expectations regarding such Person’s revenue, earnings or other financial performance or results of operations for any period or any failure by such Person to meet its internal budgets, plans or forecasts regarding its revenues, earnings or other financial performance or results of operations (provided, however, that the exception in this clause (f) shall not prevent or otherwise affect a determination that any fact, circumstance, event, change, effect or occurrence underlying such failure has resulted in, or contributed to, a Material Adverse Effect), (g) any change or announcement of a potential change in the credit rating of any Person or any of its Subsidiaries, (h) any actions taken by the Company or its Subsidiaries that are expressly requested or consented to by Parent or Merger Sub, (i) the failure to take action as a result of any restrictions or prohibitions set forth in Section 5.2 of this Agreement, or (j) any change in the price of oil or natural gas or the number of active drilling rigs operating in the geographic areas in which such Person and its Subsidiaries have significant operations or sales.

“Maximum Amount” has the meaning given to such term in Section 5.13(c).

“Merger” means the merger of Merger Sub with and into the Company under the DGCL, with the Company continuing as the surviving corporation, upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the requirements of the DGCL.

“Merger Consideration” has the meaning given to such term in Section 2.4(c)(i)(A).

“Merger Sub” has the meaning given to such term in the preamble.

“Merger Sub Charter Documents” has the meaning given to such term in Section 4.1.

“Notification and Report Forms” has the meaning given to such term in Section 3.6(b).

“NYSE” means the New York Stock Exchange, Inc.

“Order” means any order, writ, fine, injunction, decree, judgment, award or enforceable determination of any Governmental Authority.

“Outside Date” means March 31, 2010 or such later date to which the “Outside Date” shall be extended pursuant to Section 5.5.

 “Parent” has the meaning given to such term in the preamble.

“Parent Board” means the board of directors of Parent.

“Parent Certificate” means a certificate representing a share or shares of Parent Common Stock or other appropriate evidence of a share or shares of Parent Common Stock issued in book-entry form.

“Parent Charter Documents” has the meaning given to such term in Section 4.1.

“Parent Common Stock” means the common stock, par value $0.01 per share, of Parent.

“Parent Companies” means Parent and each of the Parent Subsidiaries.

“Parent Disclosure Letter” has the meaning given to such term in the introduction to Article 4.

“Parent Financial Statements” has the meaning given to such term in Section 4.7(a).

“Parent Incentive Plans” means the 2005 Equity Incentive Plan (as amended and restated as of February 18, 2009), the Long-Term Incentive Plan, as amended and restated as of November 2002, the Broadbased 2000 Incentive Plan and the Second Amended and Restated 1995 Stock Option Plan for Non-Employee Directors.

“Parent Information” has the meaning given to such term in Section 5.3(a).

“Parent Material Adverse Effect” means a Material Adverse Effect with respect to Parent.

“Parent Preferred Stock” means the preferred stock, par value $0.01 per share, of Parent.

“Parent Regulatory Filings” has the meaning given to such term in Section 4.6.

“Parent Reports” has the meaning given to such term in Section 4.7(a).

“Parent Representative” means a Representative of Parent or its Subsidiaries.

“Parent Rights Agreement” means the Rights Agreement between Parent and Computershare Trust Company, N.A., dated October 1, 2007.

“Parent Stock Consideration” has the meaning given to such term in Section 2.4(c)(i)(A).

“Parent Subsidiary” means a Subsidiary of Parent identified on the Parent Disclosure Letter.

“Parent Subsidiary Charter Documents” means the certificate of incorporation, articles of incorporation, certificate of formation, certificate of limited partnership, bylaws, limited liability company agreement, operating agreement, partnership agreement or other governing or organizational documents of each of the Parent Subsidiaries.

“Parties” has the meaning given to such term in the Recitals.

“Party” has the meaning given to such term in the Recitals.

“PBGC” means the Pension Benefit Guaranty Corporation.

“Permitted Liens” means (a) Liens for Taxes, assessments or other governmental charges or levies that are not yet due and payable or that are being contested in good faith by appropriate proceedings and for which adequate reserves in accordance with GAAP have been established and described in the applicable Disclosure Letter, (b) Liens in connection with workmen’s compensation, unemployment insurance or other social security, old age pension or public liability obligations not yet due or which are being contested in good faith by appropriate proceedings and for which adequate reserves in accordance with GAAP have been established and described in the applicable Disclosure Letter, (c) operators’, vendors’, suppliers’, carriers’, warehousemen’s, repairmen’s, mechanics’, workmen’s, materialmen’s, or construction Liens (during repair or upgrade periods) or other like Liens arising by operation of Law in the ordinary course of business or statutory landlord’s Liens, each of which is in respect of obligations that have not been outstanding more than 90 days (so long as no action has been taken to file or enforce such Liens within said 90-day period) or which are being contested in good faith, (d) Liens described in the applicable Disclosure Letter or (e) any other Lien, encumbrance or other imperfection of title that does not materially affect the value or use of the property subject thereto.

“Person” means any natural person, corporation, company, limited or general partnership, joint stock company, joint venture, association, limited liability company, trust, bank, trust company, land trust, business trust or other entity or organization, regardless of whether a Governmental Authority.

“Post-Merger Plans” has the meaning given to such term in Section 5.14.

“Pre-Merger Plan” has the meaning given to such term in Section 5.14.

“Proxy Statement/Prospectus” means the proxy statement in definitive form relating to the Company Meeting, which proxy statement will be included in the prospectus contained in the Registration Statement.

“Registration Statement” means the Registration Statement on Form S-4 to be filed by Parent in connection with the issuance of Parent Common Stock in the Merger.

“Regulatory Filings” has the meaning given to such term in Section 5.8(a).

“Related Documents” has the meaning given to such term in Section 3.2(a).

“Representative” means any director, officer, employee, agent or advisor (including legal, accounting and financial advisors).

“Required Company Vote” has the meaning given to such term in Section 3.19.

“Responsible Officers” means, with respect to each Party, the Chief Executive Officer and the Chief Financial Officer of such Party.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“SOX” means the Sarbanes-Oxley Act of 2002, as amended.

“Subsidiary” means for any Person at any time (a) any corporation of which such Person owns, either directly or through its Subsidiaries, 50% or more of the total combined voting power of all classes of voting securities of such corporation, or (b) any partnership, association, joint venture, limited liability company or other business organization, regardless of whether such constitutes a legal entity, in which such Person directly or indirectly owns 50% or more of the total Equity Interests.  With respect to the Company, “Subsidiary” includes the entities listed in Schedule 3.4(b) of the Company Disclosure Letter.

“Superior Proposal” means a bona fide written Acquisition Proposal (with all percentages used in the definition of Acquisition Proposal increased to 50% for purposes of this definition) made by a Third Party after the date of this Agreement through the Effective Time (or such earlier date that this Agreement is terminated in accordance with the terms set forth herein), if the Company Board determines in good faith (after receipt of the advice of its independent financial advisors, and after consultation with its outside counsel and taking into account all legal, financial, regulatory and other aspects of the Acquisition Proposal) that such Acquisition Proposal (a) would, if consummated in accordance with its terms, result in a transaction that is more favorable, from a financial point of view, to the holders of the common stock of the Company than the transactions contemplated by this Agreement (taking into account the time frame considered appropriate by the Company Board given the strategic nature of the Merger, and any Parent adjusted offer made under Section 5.4(d)), (b) contains conditions which are all reasonably capable of being satisfied in a timely manner, and (c) is not subject to any financing contingency or, to the extent financing for such proposal is required, that such financing is then committed in writing.

“Surviving Corporation” has the meaning given to such term in Section 2.2.

“Takeover Law” has the meaning given to such term in Section 3.22.

“Tax” or “Taxes” (including with correlative meaning, “Taxable”) means (a) any federal, foreign, state or local tax, including any income, gross income, gross receipts, ad valorem, excise, sales, use, value added, admissions, business, occupation, license, franchise, margin, capital, net worth, customs, premium, real property, personal property, intangibles, capital stock, transfer, profits, windfall profits, environmental, severance, fuel, utility, payroll, social security, employment, withholding, disability, stamp, rent, recording, registration, alternative minimum, add-on minimum, or other tax, assessment, duty, fee, levy or other governmental charge of any kind whatsoever imposed by a Governmental Authority (a “Tax Authority”), together with and including, without limitation, any and all interest, fines, penalties, assessments and additions to tax resulting from, relating to, or incurred in connection with any such tax or any contest or dispute thereof, (b) any liability for the payment of any amount of the type described in the immediately preceding clause (a) as a result of being a member of a consolidated, affiliated, unitary or combined group with any other corporation or entity at any time prior to and through the Closing Date, and (c) any liability for the payment of any amount of the type described in the preceding clauses (a) or (b) as a result of a contractual obligation to any other Person or of transferee, successor or secondary liability.

“Tax Authority” has the meaning given to such term in the definition of Tax.

“Tax Return” means any report, return, document, declaration or other information (including any attached schedules and any amendments to such report, return, document, declaration or other information) required to be supplied to or filed with any Tax Authority with respect to any Tax, including an information return and any document with respect to or accompanying payments, deposits or estimated Taxes, or with respect to or accompanying requests for the extension of time in which to file any such report, return, document, declaration or other information.

“Third Party” means a Person other than any of the Acquired Companies or any of the Parent Companies.

“Treasury Regulations” means the regulations promulgated by the United States Treasury Department under the Internal Revenue Code.

“U.S.” means the United States of America.

“Voting Debt” of any Person, means any bonds, debentures, promissory notes or other obligations, the holders of which have the right to vote (or which are convertible into or exercisable for Equity Interests having the right to vote) with the stockholders of such Person on any matter.

Section 1.2  References, Construction and Titles.

(a) All references in this Agreement to Exhibits, Schedules, Articles, Sections, subsections and other subdivisions refer to the corresponding Exhibits, Schedules, Articles, Sections, subsections and other subdivisions of or to this Agreement, unless expressly provided otherwise. Titles appearing at the beginning of any Articles, Sections, subsections or other subdivisions of this Agreement are for convenience only, do not constitute any part of this Agreement, and shall be disregarded in construing the language hereof. The words “this Agreement,” “herein,” “hereby,” “hereunder” and “hereof,” and words of similar import, refer to this Agreement as a whole and not to any particular Article, Section, Subsection or subdivision unless expressly so limited. The words “this Article” and “this Section,” and words of similar import, refer only to the Article or Section hereof in which such words occur.

(b) The word “or” is not exclusive, and the word “including” (in its various forms) means including without limitation. Pronouns in masculine, feminine or neuter genders shall be construed to state and include any other gender, and words, terms and titles (including terms defined herein) in the singular form shall be construed to include the plural and vice versa, unless the context otherwise requires.

(c) As used in the representations and warranties contained in this Agreement, the phrase “to the knowledge” of the representing Party or “known” to a representing Party shall mean to the actual knowledge (and not constructive or imputed knowledge) of one or more of the Responsible Officers of the representing Party.

(d) The Parties have participated jointly in negotiating and drafting this Agreement. In the event an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision(s) of this Agreement.

(e) Provisions hereof referring to delivery of documents by one Party to another Party prior to the date hereof shall be deemed to refer to either actual physical delivery of such documents or making such documents available for review in a data room or computer based virtual data room at least three Business Days prior to the date hereof.

Article 2

The Merger

Section 2.1  The Merger. On the terms and subject to the conditions set forth in this Agreement and in accordance with the provisions of this Agreement, the Certificate of Merger and the DGCL, at the Effective Time, Merger Sub shall be merged with and into the Company.

Section 2.2  Effect of the Merger. Upon the effectiveness of the Merger, the separate corporate existence of Merger Sub shall cease and the Company shall be the surviving entity in the Merger (referred to from time to time herein as the “Surviving Corporation”). The Company shall continue its company existence under the Laws of the State of Delaware with all its rights, privileges, immunities and franchises continuing unaffected by the Merger. The Merger shall have the effects specified in this Agreement and the DGCL.

Section 2.3  Governing Instruments, Directors and Officers of the Surviving Corporation.

(a) At the Effective Time, the certificate of incorporation of the Company shall be amended to read in its entirety as the certificate of incorporation of Merger Sub, as in effect immediately prior to the Effective Time, except that the name of the Company shall remain “NATCO Group Inc.” and the incorporator of the Company shall not be amended, and as so amended shall be the certificate of incorporation of the Surviving Corporation until subsequently amended in accordance with applicable Law.

(b) At the Effective Time, the bylaws of the Company shall be amended to read in their entirety as the bylaws of Merger Sub as in effect immediately prior to the Effective Time, and as so amended shall be the bylaws of the Surviving Corporation until subsequently amended in accordance with applicable Law.

(c) The directors and officers of Merger Sub at the Effective Time shall be the initial directors and officers, respectively, of the Surviving Corporation from the Effective Time until their respective successors have been duly elected or appointed in accordance with the certificate of incorporation and bylaws of the Surviving Corporation and applicable Law.

Section 2.4  Effect on Equity Securities.

(a) Merger Sub Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or its stockholders, each share of common stock, par value $0.01 per share, of Merger Sub then issued and outstanding shall be converted into one fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

(b) Parent Capital Stock. At the Effective Time, each share of Parent capital stock then issued and outstanding shall remain issued, outstanding and unchanged.

(c) Company Securities.

(i) Company Common Stock.

(A) At the Effective Time, by virtue of the Merger and without any action on the part of Merger Sub, Parent, the Company or any holder thereof (but subject to the provisions of Section 2.5(e)), each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (excluding shares to be cancelled pursuant to Section 2.4(c)(ii), but including, without limitation, shares of Company Common Stock that are issued prior to the Effective Time in connection with Company Stock Options) shall be converted into the right to receive a number of fully paid and nonassessable shares of Parent Common Stock (the “Parent Stock Consideration”) equal to the Exchange Ratio. “Exchange Ratio” means 1.185.  The Parent Stock Consideration using the Exchange Ratio shall be calculated to the nearest one-ten thousandth of a share of Parent Stock.  The Parent Stock Consideration to be received by the holders of Company Common Stock hereunder (together with the cash in lieu of fractional shares of Parent Stock as specified below) is referred to herein as the “Merger Consideration.”

(B) Each share of Company Common Stock, when so converted, shall automatically be cancelled and retired, shall cease to exist and shall no longer be outstanding; each certificate that, immediately prior to the Effective Time, represented any such shares (other than shares to be cancelled pursuant to Section 2.4(c)(ii)) shall thereafter represent the right to receive the Merger Consideration therefor and the holder of any Company Certificate shall cease to have any rights with respect to such Company Common Stock, except the right to receive the Merger Consideration (including any cash in lieu of fractional shares of Parent Common Stock as provided in Section 2.5(e) and any unpaid dividends and distributions with respect to such shares of Parent Common Stock as provided in Section 2.5(c)), without interest, upon the surrender of such Company Certificate in accordance with Section 2.5(b).

(ii) Company Treasury Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Merger Sub, Parent, the Company or any holder thereof, all shares of Company Common Stock that are held immediately prior to the Effective Time by the Company, by Parent or Merger Sub or by any direct or indirect wholly owned Subsidiary of Parent or the Company shall be cancelled and retired without any conversion and shall cease to exist, and no Merger Consideration shall be paid or payable in exchange therefor.

(iii) Company Stock Options.

(A) At the Effective Time, Company Stock Options granted to holders that are outstanding and unexercised immediately prior to the Effective Time shall cease to represent a right to acquire shares of Company Common Stock, and Parent shall assume each such Company Stock Option (hereinafter an “Assumed Option”) subject to the terms of the applicable Company Incentive Plan and stock option award agreement; provided, however, that the (1) number of shares of Parent Common Stock purchasable upon such exercise of such Assumed Option shall be equal to the number of shares of the Company Common Stock that were purchasable under such Company Stock Option immediately prior to the Effective Time multiplied by the Exchange Ratio and rounded down to the nearest whole share, and (2) the per share exercise price under such Assumed Option shall be adjusted by dividing the per share exercise price under such Company Stock Option immediately prior to the Effective Time by the Exchange Ratio, and rounding up to the nearest whole cent, each in compliance with the “ratio test” and the “spread test” of the Treasury Regulations under Section 424 of the Internal Revenue Code.  As soon as practicable following the date of this Agreement, the Company Board (or, if appropriate, any committee thereof administering the Company Incentive Plans) shall adopt such resolutions and the Company Board (or any such committee) and the Company shall take such other actions as may be required to effect the provisions of the preceding sentence and to provide for the full vesting of Assumed Options to the extent provided in Section 2.4(c)(iii)(B).  At the Effective Time, Parent shall assume the Company Incentive Plans with such amendments thereto as may be required to reflect the Merger, including the substitution of Parent Common Stock for Company Common Stock thereunder.

(B) Notwithstanding any provision of this Agreement to the contrary, any adjustment pursuant to Parent’s assumption of the Company Stock Options shall be determined in a manner so the Assumed Option will be exempt from Code Section 409A and the Parties to this Agreement shall agree to any adjustments to the foregoing to comply therewith.  All Assumed Options shall be fully vested; provided that each Assumed Option that is attributable to a Company Stock Option issued after the date hereof pursuant to Section 5.2(a)(iv) shall provide the holder with the same vesting rights that were included in such Company Stock Option immediately prior to the Effective Time. Following the Effective Time, no holder of a Company Stock Option that becomes an Assumed Option shall have any right to receive any shares of Company Common Stock in respect of such option or any Merger Consideration.

(iv) Company Restricted Stock. Immediately prior to the Effective Time, each share of Company Common Stock then outstanding that is unvested or is subject to a repurchase option, risk of forfeiture or other condition or restriction under any Company Incentive Plans or any applicable restricted stock purchase agreement or other agreement with the Company (“Company Restricted Stock”) shall be immediately vested and become free of such conditions or restrictions and the holder thereof shall be entitled to receive the Merger Consideration upon surrender of the Company Certificate(s) representing such shares of Company Common Stock to the Exchange Agent; provided that each share of Parent Common Stock received in exchange for each such outstanding share of Company Common Stock  that is attributable to a grant issued after the date hereof pursuant to Section 5.2(a)(iv) shall provide the holder with the same vesting, repurchase option, risk of forfeiture or other condition or restriction that were applicable to such Company Common Stock immediately prior to the Effective Time.

(v) Certain Adjustments. If between the date of this Agreement and the Effective Time, regardless of whether permitted pursuant to the terms of this Agreement, the outstanding Parent Common Stock or Company Common Stock shall be changed into a different number or type of securities by reason of any stock split, combination, merger, consolidation, reorganization or other similar transaction, or any distribution of shares of Parent Common Stock or Company Common Stock shall be declared with a record date within such period, the Merger Consideration shall be appropriately adjusted to provide the holders of Company Common Stock and Company Restricted Stock with the same economic effect as was contemplated by this Agreement prior to giving effect to such event.

Section 2.5  Exchange of Certificates.

(a) Exchange Fund. Prior to the Effective Time, Parent shall appoint an exchange agent selected by Parent that is reasonably satisfactory to the Company (the “Exchange Agent”), and enter into an exchange agent agreement, in form and substance reasonably satisfactory to the Company, with such Exchange Agent to act as agent for payment of the Merger Consideration in respect of Company Certificates upon surrender of such Company Certificates (or affidavits of loss in lieu thereof) in accordance with this Article 2 from time to time after the Effective Time. At the Effective Time, Parent shall deposit with the Exchange Agent, in trust for the benefit of the holders of shares of Company Securities, (i) Parent Certificates representing shares of Parent Stock Consideration to be issued pursuant to Section 2.4(c)(i) and Section 2.4(c)(iv) and delivered pursuant to Section 2.5(b) and (ii) cash for payment in lieu of fractional shares pursuant to Section 2.5(e). Such shares of Parent Common Stock, together with any interest, dividends or distributions with respect thereto (as provided in Section 2.5(c)) and such cash, are referred to herein as the “Exchange Fund.” The Exchange Agent, pursuant to irrevocable instructions consistent with the terms of this Agreement given on the Closing Date, shall deliver the Parent Common Stock to be issued pursuant to Section 2.4(c)(i) and Section 2.4(c)(iv) as well as cash in lieu of fractional shares pursuant to Section 2.5(e) out of the Exchange Fund, and the Exchange Fund shall not be used for any other purpose whatsoever; provided that the Exchange Agent shall invest or hold the cash portion of the Exchange Fund only in cash or direct, short-term obligations of, or short-term obligations fully guaranteed as to principal and interest by, the United States of America or in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investor Services, Inc. or Standard & Poor’s Corporation, respectively, in each case as directed by Parent and acceptable to the Exchange Agent; provided, however, that no such investment or losses thereon shall affect the Merger Consideration payable to the holders of the Company Securities and following any losses, Parent shall promptly provide additional funds to the Exchange Agent for the benefit of the holders of the Company Securities in the amount of any such losses to the extent necessary to pay the Merger Consideration to such holders. The Exchange Agent shall not be entitled to vote or exercise any rights of ownership with respect to the Parent Common Stock held by it from time to time hereunder, except that it shall receive and hold all dividends or other distributions paid or distributed with respect thereto after the establishment of such Exchange Fund for the account of Persons entitled thereto.

(b) Exchange Procedures.

(i) As soon as reasonably practicable after the Effective Time (but in no event later than five Business Days following the Effective Time), Parent shall cause the Exchange Agent to mail to each holder of record of a Company Certificate that, immediately prior to the Effective Time, represented shares of Company Common Stock, a letter of transmittal (in customary form and reasonably acceptable to the Company) to be used to effect the exchange of such Company Certificate for the Merger Consideration payable in respect of the shares of Company Common Stock represented by such Company Certificate, along with instructions for using such letter of transmittal to effect such exchange. The letter of transmittal (or the instructions thereto) shall specify that delivery of any Company Certificate shall be effected, and risk of loss and title thereto shall pass, only upon proper delivery of such Company Certificate to the Exchange Agent. Such letter of transmittal shall be in such form and have such other provisions as Parent may reasonably specify.

(ii) Upon surrender to the Exchange Agent of a Company Certificate for cancellation, together with a duly completed and executed letter of transmittal and any other documents that may reasonably be required by the Exchange Agent:  (A) the holder of such Company Certificate shall be entitled to receive in exchange therefor a Parent Certificate representing the number of whole shares of Parent Common Stock, if any, and that such holder has the right to receive pursuant to Section 2.4(c)(i) and Section 2.4(c)(iv), any cash in lieu of fractional shares of Parent Common Stock as provided in Section 2.5(e), and any unpaid dividends and distributions that such holder has the right to receive pursuant to Section 2.5(c) (all after giving effect to any required withholding of Taxes); and (B) the Company Certificate so surrendered shall forthwith be cancelled. No interest shall be paid or accrue on any Merger Consideration, cash in lieu of fractional shares or unpaid dividends and distributions, if any, payable to holders of Company Certificates.

(iii) In the event of a transfer of ownership of Company Common Stock that is not registered in the transfer records of the Company, the Merger Consideration payable in respect of such shares of Company Common Stock (including any cash in lieu of fractional shares and any unpaid dividends and distributions that such holder has the right to receive under this Agreement) may be issued or paid to a transferee if the Company Certificate representing such shares of Company Common Stock is presented to the Exchange Agent accompanied by all documents required to evidence and effect such transfer, including such signature guarantees as Parent or the Exchange Agent may request, and to evidence that any applicable stock transfer Taxes have been paid.

(iv) Until surrendered as contemplated by this Section 2.5(b), each Company Certificate shall be deemed at any time after the Effective Time to represent only the right to receive, upon surrender of a Company Certificate and execution of such other documents as the Exchange Agent may require, the Merger Consideration payable in respect of the shares of Company Common Stock represented by such Company Certificate as provided in Section 2.4(c)(i) and Section 2.4(c)(iv) (including any cash in lieu of fractional shares and any unpaid dividends and distributions payable pursuant to the terms of this Agreement).

(c) Distributions with Respect to Unexchanged Shares. No dividends or other distributions with respect to Parent Common Stock declared or made after the Effective Time with a record date after the Effective Time shall be paid to the holder of any unsurrendered Company Certificate. Subject to the effect of applicable Law:  (i) at the time of the surrender of a Company Certificate for exchange in accordance with the provisions of this Section 2.5, there shall be paid to the surrendering holder, without interest, the amount of dividends or other distributions (having a record date after the Effective Time but on or prior to surrender and a payment date on or prior to surrender) not theretofore paid with respect to the number of whole shares of Parent Common Stock that such holder is entitled to receive (less the amount of any withholding Taxes that may be required with respect thereto); and (ii) at the appropriate payment date and without duplicating any payment made under clause (i) above, there shall be paid to the surrendering holder, without interest, the amount of dividends or other distributions (having a record date after the Effective Time but on or prior to surrender and a payment date subsequent to surrender) payable with respect to the number of whole shares of Parent Common Stock that such holder receives (less the amount of any withholding Taxes that may be required with respect thereto).

(d) No Further Ownership Rights in Company Common Stock. The Merger Consideration issued and paid upon the surrender for exchange of shares of Company Common Stock in accordance with the terms hereof (including any cash in lieu of fractional shares and any unpaid dividends and distributions payable pursuant to the terms of this Agreement) shall be deemed to have been issued in full satisfaction of all rights pertaining to such shares of Company Common Stock. At the Effective Time, the stock transfer books of the Company shall be closed, and, from and after the Effective Time, there shall be no further registration of transfers of the shares of Company Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, a Company Certificate is presented to the Surviving Corporation or Parent for any reason, it shall be cancelled and exchanged as provided in this Section 2.5.

(e) Treatment of Fractional Shares. No Parent Certificates or scrip representing fractional shares of Parent Common Stock shall be issued in the Merger and, except as provided in this Section 2.5(e), no dividend or other distribution, stock split or interest shall relate to any such fractional share, and such fractional share shall not entitle the owner thereof to vote or to any other rights of a stockholder of Parent. In lieu of any fractional share of Parent Common Stock to which a holder of Company Common Stock would otherwise be entitled (after taking into account all Company Certificates delivered by or on behalf of such holder), such holder, upon surrender of a Company Certificate as described in this Section 2.5, shall be paid an amount in cash to the nearest whole cent (without interest) determined by multiplying (i) the closing price of a share of Parent Common Stock on the NYSE on the Business Day immediately preceding the Closing Date by (ii) the fraction of a share of Parent Common Stock to which such holder would otherwise be entitled, in which case Parent shall make available to the Exchange Agent, in addition to any other cash being provided to the Exchange Agent pursuant to Section 2.5(a), the amount of cash necessary to make such payments.

(f) Termination of Exchange Fund. Any portion of the Exchange Fund and cash held by the Exchange Agent in accordance with the terms of this Section 2.5 that remains unclaimed by the former stockholders of the Company as of the date that is twelve months following the Effective Time shall be delivered to Parent, upon demand. Thereafter, any former stockholders of the Company, who have not theretofore complied with the provisions of this Section 2.5 shall look only to Parent for payment of their claim for Merger Consideration, any cash in lieu of fractional shares of Parent Common Stock and any dividends or distributions with respect to Parent Common Stock (all without interest).

(g) No Liability. None of Parent, the Company, the Surviving Corporation, the Exchange Agent or any other Person shall be liable to any former holder of shares of Company Common Stock for any amount properly delivered to any public official pursuant to any applicable abandoned property, escheat or similar Law.

(h) Lost, Stolen, or Destroyed Company Certificates. If any Company Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Company Certificate to be lost, stolen or destroyed, and, if required by Parent or the Exchange Agent, the posting by such Person of a bond, in such reasonable amount as Parent or the Exchange Agent may direct, as indemnity against any claims that may be made against it with respect to such Company Certificate, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Company Certificate the Merger Consideration (along with any cash in lieu of fractional shares payable pursuant to Section 2.5(e) and any unpaid dividends and distributions payable pursuant to Section 2.5(c), without interest) deliverable with respect thereto pursuant to this Agreement.

Section 2.6  Closing. Subject to the terms and conditions of this Agreement, the closing of the Merger (the “Closing”) shall take place (a) at the offices of Porter & Hedges, L.L.P., 1000 Main Street, 36th Floor, Houston, Texas 77002 at 10:00 a.m., local time, as promptly as practicable, but in no event later than the third Business Day immediately following the day on which all of the conditions set forth in Article 6 have been satisfied or waived (by the party entitled to waive the condition) (except for those conditions that by their nature cannot be satisfied until the Closing, but subject to the satisfaction or waiver of those conditions) or (b) at such other time, date or place as the Parties may agree. The date on which the Closing occurs is hereinafter referred to as the “Closing Date.”

Section 2.7   Effective Time of the Merger. The Merger shall become effective (the “Effective Time”) at the time the Certificate of Merger is accepted for filing by the Delaware Secretary of State, or at such time thereafter as is permitted by law, agreed by the Parties and provided in the Certificate of Merger. At the Closing, the Certificate of Merger shall be filed with the Secretary of State of the State of Delaware.

Section 2.8  Withholding. Each of Parent, the Surviving Corporation and the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Company Common Stock such amounts as are required to be deducted or withheld under the Internal Revenue Code or any provision of state, local or foreign Tax Law with respect to the making of such payment (including withholding shares of Parent Common Stock). Any such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Company Common Stock in respect of whom such deduction and withholding was made.

Section 2.9  Tax Consequences.  It is intended that the Merger shall constitute a “reorganization” within the meaning of Section 368(a) of the Internal Code, and any comparable provisions of applicable state or local Law, that each of the Parent, Merger Sub and the Company is “a party to the reorganization” pursuant to Section 368(b) of the Internal Revenue Code, and that this Agreement shall constitute a “plan of reorganization” within the meaning of Treasury Regulations Section 1.368-2(g).

Article 3

Representations and Warranties of the Company

As an inducement for Parent and Merger Sub to enter into this Agreement, the Company hereby makes the following representations and warranties to Parent and Merger Sub; provided, however, that such representations and warranties shall be subject to and qualified by (a) the disclosure schedule delivered by the Company to Parent as of the date hereof (each Section of which qualifies the correspondingly numbered representation and warranty or covenant to the extent specified therein) (the “Company Disclosure Letter”) (it being understood that (i) the disclosure of any fact or item in any Section of the Company Disclosure Letter shall, should the existence of such fact or item be relevant to any other Section, be deemed to be disclosed with respect to that other Section to the extent that the text of such disclosure is made in a manner that makes its relevance to the other Section reasonably apparent and (ii) the disclosure of any matter or item in the Company Disclosure Letter shall not be deemed to constitute an acknowledgment that such matter or item is required to be disclosed therein or is material to a representation or warranty set forth in this Agreement and shall not be used as a basis for interpreting the terms “material,” “materially,” “materiality,” “Company Material Adverse Effect” or any word or phrase of similar import and does not mean that such matter or item, alone or together with any other matter or item, would constitute a Company Material Adverse Effect) and (b) information contained in the Company Reports (excluding any exhibits thereto) filed with the SEC prior to the date hereof (but only to the extent that such disclosure on its face appears to constitute information that could reasonably be deemed a qualification or exception to the following representations and warranties; provided, that in no event shall any disclosure in such Company Reports qualify or limit the representations and warranties in Section 3.2, Section 3.3, Section 3.7(a), Section 3.16, Section 3.17, Section 3.18, Section 3.19 and Section 3.22):

Section 3.1  Corporate Existence; Good Standing; Corporate Authority. The Company is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware. The Company is duly qualified to conduct business and is in good standing (to the extent such concept exists in the relevant jurisdiction) in each jurisdiction in which the ownership, operation or lease of its property or the nature of the Company’s business requires such qualification, except for jurisdictions in which any failures to be so qualified or to be in good standing, individually or in the aggregate, do not constitute a Company Material Adverse Effect. The Company has all requisite corporate power and authority to own or lease and operate its properties and assets and to carry on its business as it is currently being conducted. The Company has delivered to Parent true, accurate and complete copies of the Restated Certificate of Incorporation and Amended and Restated By-laws of the Company, each as amended to date (the “Company Charter Documents”), and each Company Charter Document is in full force and effect, has not been amended or modified and has not been terminated, superseded or revoked. The Company is not in violation of its Company Charter Documents.

Section 3.2  Authorization, Validity and Effect of Agreements.

(a) The Company has the requisite corporate power and authority to execute and deliver this Agreement and all other agreements, instruments, certificates and documents contemplated hereunder (collectively, the “Related Documents”) to which it is, or will become, a party, to perform its obligations hereunder and thereunder and to consummate the Merger and all other transactions contemplated hereunder and thereunder, subject to the approval of the Company Proposal by the Company’s stockholders. The execution, delivery and performance of this Agreement and the Related Documents and the consummation of the Merger and the other transactions contemplated hereunder and thereunder have been duly authorized by all requisite corporate action on behalf of the Company, and no other corporate proceedings by the Company are necessary to authorize the execution and delivery of this Agreement or the Related Documents or to consummate the Merger and the other transactions contemplated hereunder or under the Related Documents, except for the approval of the Company Proposal by the Company’s stockholders, the filing of the Certificate of Merger pursuant to the DGCL and the Governmental Authority applications and approvals described in Section 3.6(b).

(b) This Agreement and each of the Related Documents to which the Company is a party have been or will be duly executed and delivered by the Company and, assuming the due authorization, execution and delivery hereof and thereof by Parent and Merger Sub to the extent either Parent or Merger Sub is a party hereof and thereof, constitute or will constitute the valid and legally binding obligations of the Company, enforceable against the Company in accordance with their terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other Laws now or hereafter in effect relating to or affecting the rights and remedies of creditors generally and to general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law).

Section 3.3  Capitalization.

(a) The authorized capital stock of the Company consists of 50,000,000 shares of Company Common Stock and 5,000,000 shares of Company Preferred Stock. As of the close of business on May 29, 2009, there were 20,254,414 issued and outstanding shares of Company Common Stock, 339,434 shares of Company Common Stock held by the Company in its treasury, and no issued or outstanding shares of Company Preferred Stock.  As of May 29, 2009, 2,028,253 shares of Company Common Stock were reserved for future issuance pursuant to outstanding Company Stock Options under the Company Incentive Plans. As of May 29, 2009, there were 906,496 shares of Company Common Stock remaining available for the grant of awards under the Company Incentive Plans. Except as set forth in this Section 3.3(a) or Section 3.3(a) of the Company Disclosure Letter, there are no outstanding or authorized Equity Interests. All shares of Company Common Stock are, and all shares of Company Common Stock which may be issued and outstanding immediately prior to the Effective Time as permitted under this Agreement shall be when issued, duly authorized, validly issued, fully paid and nonassessable shares of Company Common Stock and not subject to any preemptive rights.  Each share of Company Common Stock includes one preferred stock purchase right; each such right is issued pursuant to the Company Rights Plan.

(b) The Company has no outstanding Voting Debt. Except as set forth in Section 3.3(b) of the Company Disclosure Letter, the Company and its Subsidiaries are not obligated to issue, sell, grant or deliver (or to cause to be issued, sold, granted or delivered), and are not a party to any Contract or other obligation to issue, sell, grant or deliver, any Voting Debt of the Company or any of its Subsidiaries. Except as set forth in Section 3.3(b) of the Company Disclosure Letter, there are no outstanding or authorized (i) contractual or other obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Equity Interest of the Company or any of its Subsidiaries or any such securities or agreements referred to in the prior sentence or (ii) voting trusts or similar agreements to which the Company or any of its Subsidiaries is a party with respect to the voting of the capital stock of the Company or any of its Subsidiaries.

Section 3.4  Subsidiaries.

(a) Each Company Subsidiary is a corporation or other legal entity duly organized or constituted and validly existing under the Laws of its jurisdiction of incorporation, organization or formation. Each Company Subsidiary has all requisite corporate, limited liability company, partnership or other business power and authority to own or lease and operate its properties and assets and to carry on its business as currently conducted, except as would have an immaterial effect on the Company and its Subsidiaries, taken as a whole. Each Company Subsidiary is duly qualified to conduct business and is in good standing (to the extent such concept exists in the relevant jurisdiction) in each jurisdiction in which the ownership or lease and operation of its property or the nature of its business requires such qualification, except for jurisdictions in which any failures to be so qualified or to be in good standing, individually or in the aggregate, do not constitute a Company Material Adverse Effect. Except as set forth in Section 3.4(a) of the Company Disclosure Letter, all of the outstanding shares of capital stock of, or other Equity Interests in, each Company Subsidiary are duly authorized, validly issued, fully paid and nonassessable and are owned, directly or indirectly, by the Company free and clear of all Liens.

(b) Section 3.4(b) of the Company Disclosure Letter and Exhibit 21.1 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008, sets forth all of the Company Subsidiaries. The Company’s U.S. Subsidiaries are not in violation of their respective Company Subsidiary Charter Documents, and the Company’s non-U.S. subsidiaries are not in material violation of their respective Company Subsidiary Charter Documents.

Section 3.5  Compliance with Laws; Permits. Except for such matters that, individually or in the aggregate, do not constitute a Company Material Adverse Effect, and except for (x) matters relating to Taxes, which are treated exclusively in Section 3.10, and (y) matters relating to Company Benefit Plans, which are treated exclusively in Section 3.11 and (z) matters arising under Environmental, Health and Safety Laws, which are treated exclusively in Section 3.13:

(a) Neither the Company nor any Company Subsidiary is in violation of any applicable Law relating to its business or the ownership or operation of any of its assets, and no Claim is pending or, to the knowledge of the Company, threatened with respect to any such matters;

(b) The Company and each Company Subsidiary hold all permits, licenses, certifications, variations, exemptions, Orders, franchises, registrations, filings, approvals, authorizations or other required grant of operating authority required by any Governmental Authority necessary for the conduct of their respective businesses (the “Company Permits”). All Company Permits are in full force and effect and there exists no default thereunder or breach thereof, and the Company has no notice or knowledge that such Company Permits will not be renewed in the ordinary course after the Effective Time. No Governmental Authority has given, or to the knowledge of the Company, threatened to give, notice of any action to terminate, cancel or reform any Company Permits; and

(c) The Company and each Company Subsidiary possess all Company Permits required for the present ownership or lease, as the case may be, and operation of all Company Real Property, and there exists no default or breach with respect to, and no Person, including any Governmental Authority, has taken or, to the knowledge of the Company, threatened to take, any action to terminate, cancel or reform any such Company Permit pertaining to the Company Real Property.

Section 3.6  No Violations; Consents.

(a) The execution and delivery by the Company of this Agreement and the Related Documents, the performance of the Company’s obligations hereunder and thereunder and the consummation by the Company of the Merger and the other transactions contemplated hereby and thereby in accordance with the terms hereof and thereof will not (i) violate any provisions of the Company Charter Documents, (ii) violate any provisions of the Company Subsidiary Charter Documents of any Company Subsidiary, (iii) except as set forth in Section 3.6(a) of the Company Disclosure Letter, violate, result in a breach of any provision of, require any consent or approval under, constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, impair the Company’s rights under, alter the rights or obligations of third parties under, result in the termination of or in a right of termination or cancellation of, give rise to a right of purchase under, or accelerate the performance required by, any Company Material Contract, (iv) result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of the Company or its Subsidiaries under any Company Material Contract, (v) result in any Company Material Contract being declared void, voidable, or without further binding effect, (vi) result in a detriment to the Company or any of its Subsidiaries (constituting a Material Adverse Effect) under the terms, conditions or provisions of any Contracts by which the Company or any of its Subsidiaries is bound or to which any of their properties is subject or (vii) assuming that the consents and approvals referred to in Section 3.6(b) are duly and timely made or obtained and that Company Proposal is approved by the requisite Company stockholders, contravene or constitute a violation of any provision of any applicable Law binding upon or applicable to the Company or any of its Subsidiaries, other than, in the cases of clauses (iii) through (vii), any such violations, breaches, defaults, impairments, alterations, terminations, cancellations, purchase rights, accelerations, Liens, voidings or detriments that, individually or in the aggregate, do not constitute a Company Material Adverse Effect.

(b) Neither the execution and delivery by the Company of this Agreement or any Related Document nor the consummation by the Company of the Merger and the other transactions contemplated hereby or thereby in accordance with the terms hereof or thereof will require any consent, approval or authorization of, notice to or filing or registration with any Governmental Authority, other than (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and the filing of other documents required to be filed as a result of the Merger with the relevant Governmental Authorities in the states and foreign jurisdictions in which Company or any Company Subsidiary is qualified to conduct business, (ii) the filing of the Proxy Statement/Prospectus with the SEC in accordance with the Exchange Act and the filing and effectiveness of the Registration Statement, (iii) filings required under the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), including the filing of forms and other documents with the FTC and the Antitrust Division of the DOJ as required by the HSR Act (“Notification and Report Forms”), (iv) filings required under federal and state securities or “Blue Sky” Laws, applicable non-U.S. Laws or the rules of the NYSE or (v) any other applicable filings or notifications under the antitrust, competition or similar Laws of foreign jurisdictions ((i), (ii), (iii), (iv) and (v) collectively, the “Company Regulatory Filings”), except for any failures to obtain any such consent, approval or authorization or to make any such filing, notification or registration that, individually or in the aggregate, do not constitute a Company Material Adverse Effect.

Section 3.7  SEC Documents.

(a) The Company has filed with the SEC all documents required to be so filed by it since January 1, 2007 pursuant to Sections 13(a), 14(a) and 15(d) of the Exchange Act, and has made available to Parent each registration statement, periodic or other report, proxy statement or information statement (other than preliminary materials) it has so filed, each in the form (including exhibits and any amendments thereto) filed with the SEC (collectively, the “Company Reports”). As used in this Section 3.7, the term “file” shall include any reports on Form 8-K furnished to the SEC. As of its respective date or, if amended by a subsequent filing prior to the date hereof, on the date of such filing, each Company Report complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations thereunder, and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in the light of the circumstances under which they were made, not misleading. None of the Company Subsidiaries is required to file any forms, reports or other documents with the SEC pursuant to Section 13 or 15 of the Exchange Act. There are no outstanding or unresolved comments to any comment letters received by the Company from the SEC and, to the knowledge of the Company, none of the Company Reports is the subject of any ongoing review by the SEC. Each of the consolidated balance sheets included in or incorporated by reference into the Company Reports (including the related notes and schedules) fairly presents in all material respects the consolidated financial position of the Company and its Subsidiaries as of its date, and each of the consolidated statements of operations, stockholders’ equity and comprehensive income, and cash flows included in or incorporated by reference into the Company Reports (including any related notes and schedules) fairly presents in all material respects the results of operations, changes in stockholders’ equity and comprehensive income, and cash flows, as the case may be, of the Company and its Subsidiaries for the periods set forth therein (such consolidated balance sheets and consolidated statements of operations, stockholders’ equity and comprehensive income, and cash flows, each including the notes and schedules thereto, the “Company Financial Statements”). The Company Financial Statements (i) complied as to form in all material respects with the published rules and regulations of the SEC and (ii) were prepared in accordance with GAAP consistently applied during the periods involved, except as may be noted in the Company Financial Statements or as permitted by Form 10-Q or Form 8-K.

(b) The Company has not entered into or modified any loans or arrangements with its officers and directors in violation of Section 402 of SOX. The Company has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. The Company’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by the Company in the reports that it files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to the management of the Company as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of SOX. The management of the Company has completed its assessment of the effectiveness of the Company’s internal controls over financial reporting in compliance with the requirements of Section 404 of SOX for the year ended December 31, 2008, and such assessment concluded that such controls were effective. The Company has disclosed, based on the most recent evaluations by its chief executive officer and its chief financial officer, to the Company’s outside auditors and the audit committee of the Company Board (A) any significant deficiencies or material weaknesses (as such terms are defined in the Public Company Accounting Oversight Board’s Auditing Standard No. 2 or No. 5, as applicable) in the design or operation of internal controls over financial reporting and (B) any fraud, regardless of whether material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting.

(c) Except as set forth in Section 3.7(c) of the Company Disclosure Letter, since January 1, 2007, to the knowledge of the Company, neither the Company nor any of its Subsidiaries nor any director, officer, employee, auditor, accountant or representative of the Company or any of its Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or Claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries, including any complaint, allegation, assertion or Claim that the Company or any of its Subsidiaries has a material weakness (as such terms is defined in the Public Company Accounting Oversight Board’s Auditing Standard No. 2 or No. 5, as applicable), in its internal control over financial reporting.

(d) The Company is in compliance in all material respects with all current listing and corporate governance requirements of the NYSE and is in compliance in all material respects with all rules, regulations and requirements of SOX.

Section 3.8  Litigation. There is no litigation, arbitration, mediation, action, suit, claim, proceeding or investigation, whether legal or administrative, pending against the Company or any of its Subsidiaries or, to the Company’s knowledge, threatened against the Company or any of its Subsidiaries or any of their respective assets, properties or operations, at Law or in equity, before or by any Governmental Authority or any Order of any Governmental Authority that, individually or in the aggregate, constitutes a Company Material Adverse Effect.  Except as disclosed in Section 3.9 of the Company Disclosure Letter, there is no pending or, to the Company’s knowledge, any threatened, litigation or other claim or demand against the Company or any of its Subsidiaries relating to asbestos or mesothelioma.

Section 3.9  Absence of Company Material Adverse Effect and Certain Other Changes. Since December 31, 2008, there has not been (a) any Company Material Adverse Effect, (b) any material change by the Company or any of its Subsidiaries, when taken as a whole, in any of their accounting methods, principles or practices or any of their Tax methods, practices or elections, (c) any declaration, setting aside or payment of any dividend or distribution in respect of any capital stock or other Equity Interest of the Company or any redemption, purchase or other acquisition of any of its Equity Interests, or (d) except in the ordinary course of business consistent with past practice, any increase in or establishment of any bonus, insurance, severance, deferred compensation, pension, retirement, profit sharing, stock option, stock purchase or other Company Benefit Plan.

Section 3.10  Taxes.

(a) Except (x) as set forth in Section 3.10(a) of the Company Disclosure Letter, (y) as described in Company Reports or (z) for such matters that, individually or in the aggregate, do not constitute a Company Material Adverse Effect:

(i) The Acquired Companies have timely filed, or have caused to be timely filed on their behalf, all Tax Returns required to be filed by or on behalf of the Acquired Companies (including any Tax Return required to be filed by an affiliated, consolidated, combined, unitary or similar group that included the Acquired Companies) in the manner prescribed by applicable Law. All such Tax Returns are complete and correct. The Acquired Companies have timely paid (or the Company has paid on each Company Subsidiary’s behalf) all Taxes due and owing, and, in accordance with GAAP, the most recent Company Financial Statements contained in the Company Reports reflect a reserve (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) for all Taxes payable by the Acquired Companies for all Taxable periods and portions thereof through the date of such Company Financial Statements.

(ii) No Tax Return of the Acquired Companies is under audit or examination by any Tax Authority, and no written notice of such an audit or examination has been received by the Acquired Companies. Each material assessed deficiency resulting from any audit or examination relating to Taxes by any Tax Authority has been timely paid and there is no assessed deficiency, refund litigation, proposed adjustment or matter in controversy with respect to any Taxes due and owing by the Acquired Companies.

(iii) Since December 31, 2007, the Acquired Companies have not made or rescinded any material election relating to Taxes or settled or compromised any Claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to any Taxes, or, except as may be required by applicable Law, made any change to any of their methods of reporting income or deductions for federal income Tax purposes from those employed in the preparation of their most recently filed federal Tax Returns.

(iv) The Acquired Companies do not have any liability for any Tax under Treasury Regulation Section 1.1502-6 or any similar provision of any other Tax Law, except for Taxes of the Acquired Companies and the affiliated group of which the Company is the common parent, within the meaning of Section 1504(a)(1) of the Internal Revenue Code or any similar provision of any other Tax Law.

(v) There is no agreement or other document extending, or having the effect of extending, the period of assessment or collection of any material Taxes and no power of attorney with respect to any such Taxes has been executed or filed with any Tax Authority by or on behalf of the Acquired Companies.

(vi) Except for statutory Liens for Taxes not yet due, no Liens for Taxes exist with respect to any assets or properties of the Acquired Companies.

(vii) Except for any agreements or arrangements (A) with customers, vendors, lessors or similar persons entered into in the ordinary course of business or (B) among the Acquired Companies, no Acquired Company is a party to or bound by any Tax sharing agreement, Tax indemnity obligation or agreement or arrangement with respect to Taxes (including any advance pricing agreement, closing agreement or other agreement relating to Taxes with any Tax Authority).

(viii) The Acquired Companies have complied with all applicable Laws relating to the payment and withholding of Taxes and have, within the time and the manner prescribed by applicable Law, withheld from and paid over to the proper Tax Authorities all amounts required to be so withheld and paid over under applicable Tax Law.

(ix) No Acquired Company is or has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Internal Revenue Code.

(x) No Acquired Company shall be required to include in a Taxable period ending after the Closing Date any item of income that accrued in a prior Taxable period but was not recognized in any prior Taxable period as a result of the installment method of accounting, the long-term contract method of accounting, the cash method of accounting or Sections 108(i) or 481 of the Internal Revenue Code or comparable provisions of any other Tax Law.

(xi) No Acquired Company has participated in any “reportable transaction” as defined in Section 6707A of the Internal Revenue Code and Treasury Regulation Section 1.6011-4.

(b) Except as set forth in Section 3.10(b) of the Company Disclosure Letter, during the five (5) year period ending on the Closing, the Company has not made any purchases of or distribution with respect to its outstanding stock other than ordinary, normal regular dividend distributions made pursuant to the historic dividend paying practice of Company and no Acquired Company has been a “distributing corporation” or a “controlled corporation” in connection with a distribution described in Section 355 of the Internal Revenue Code.

Section 3.11  Employee Benefit Plans.

(a) Section 3.11(a) of the Company Disclosure Letter contains a list of all the Company Benefit Plans. The Company has provided or made available to Parent true and complete copies of the Company Benefit Plans and, if applicable, all amendments thereto, the most recent trust agreements, the Forms 5500 for the prior three years, the most recent IRS determination or opinion letters, summary plan descriptions, any summaries of material modifications provided to participants since the most recent summary plan descriptions, material notices to participants, funding statements, annual reports and actuarial reports, if applicable, and all correspondence with any Governmental Authority for each Company Benefit Plan.  Section 3.11(a) of the Company Disclosure Letter also contains a list of all performance units issued and outstanding under the Company Incentive Plans as of the close of business on the date hereof, and the aggregate amount that would be payable with respect to such units if the Merger was to occur either (i) on or before June 30, 2009, or (ii) on or after July 1, 2009.  Except for the performance units described in the preceding sentence and the Company Stock Options and Company Restricted Stock issued and outstanding pursuant to the Company Incentive Plans as of the close of business on the date hereof, there are no other awards issued and outstanding under the Company Incentive Plans.

(b) There has been no “reportable event,” as that term is defined in Section 4043 of ERISA, with respect to the Company Benefit Plans subject to Title IV of ERISA for which the 30-day reporting requirement has not been waived that, individually or in the aggregate with other reportable events, constitutes a Company Material Adverse Effect; to the extent applicable, the Company Benefit Plans comply in all material respects with the requirements of ERISA, the Internal Revenue Code and with the Laws and regulations of any applicable jurisdiction, and except as set forth in Section 3.11(b) of the Company Disclosure Letter, any Company Benefit Plan intended to be qualified under Section 401(a) of the Internal Revenue Code has received a favorable determination letter from the Internal Revenue Service (the “IRS”) (or, if applicable, an opinion letter) and such letter has not been revoked; all required amendments since the issuance of such favorable determination letter from the IRS have been made and no amendments have been made which could reasonably be expected to result in the disqualification of any of such Company Benefit Plans; the Company Benefit Plans have been maintained and operated in compliance in all material respects with their terms and all applicable Laws; to the Company’s knowledge, there are no breaches of fiduciary duty in connection with the Company Benefit Plans for which the Acquired Companies could have, directly or indirectly, material liability; there are no pending or, to the Company’s knowledge, threatened Claims against or otherwise involving any Company Benefit Plan that, individually or in the aggregate, constitute a Company Material Adverse Effect, and no suit, action or other litigation (excluding claims for benefits incurred in the ordinary course of the Company Benefit Plan activities) has been brought against or with respect to any such Company Benefit Plan for which the Acquired Companies could be liable, that, individually or in the aggregate, constitutes a Company Material Adverse Effect; there is no matter pending (other that routine qualification determination filings) with respect to any Company Benefit Plan before any Governmental Authority; all material contributions required to be made as of the date hereof to the Company Benefit Plans have been made or have been properly accrued and are reflected in the Company Financial Statements as of the date thereof; neither the Company nor any of its Subsidiaries or ERISA Affiliates has any material liability, contingent or otherwise, under Title IV of ERISA; and with respect to the Company Benefit Plans or any “employee pension benefit plans,” as defined in Section 3(2) of ERISA, that are subject to Title IV of ERISA, there does not exist any waived funding deficiency within the meaning of Section 412 of the Internal Revenue Code or Section 302 of ERISA.

(c) Except as set forth in Section 3.11(c) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries or ERISA Affiliates contributes to, or has an obligation to contribute to, and has not within six years prior to the Effective Time contributed to, or had an obligation to contribute to, (i) a “multiemployer plan” within the meaning of Section 3(37) of ERISA, (ii) any plan that is covered by Title IV of ERISA, (iii) any plan subject to Section 412 of the Internal Revenue Code or Section 302 of ERISA or (iv) any plan funded by a “VEBA” within the meaning of Section 501(c)(9) of the Internal Revenue Code.

(d) Except as set forth in Section 3.11(d) of the Company Disclosure Letter, no Company Benefit Plan maintained by the Acquired Companies provides medical, surgical, hospitalization, death or similar benefits (regardless of whether insured) for employees or former employees of the Company or any Company Subsidiary for periods extending beyond their retirement or other termination of service other than coverage mandated by applicable Law.

(e) All accrued material obligations of the Company and its Subsidiaries, whether arising by operation of Law, Contract, or past custom, for compensation and benefits, including, but not limited to, bonuses and accrued vacation, and benefits under Company Benefit Plans, have been paid or adequate accruals for such obligations are reflected on the Company Financial Statements as of the date thereof.

(f) Section 3.11(f) of the Company Disclosure Letter sets forth an accurate and complete list of each Company Benefit Plan (and the particular circumstances described in this Section 3.11(f) relating to such Company Benefit Plan) under which the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby could (either alone or in conjunction with any other event, such as termination of employment), result in, cause the accelerated vesting, funding or delivery of, or increase the amount or value of, any payment or benefit to any employee, officer or director of the Company or any of its Subsidiaries. As to each Company Benefit Plan, the Company or the applicable Company Subsidiary, as the case may be, has reserved the right to amend or terminate such plan without material liability to any Person except with respect to benefits accrued in the ordinary course prior to the date of such amendment or termination.

(g) In connection with the consummation of the transactions contemplated by this Agreement, no payments of money or property, acceleration of benefits, or provisions of other rights have or will be made hereunder, under the Company Benefit Plans or under any other agreement which, in the aggregate and with respect to the Company, its Subsidiaries and their respective employees and other service providers, would be reasonably likely to result in imposition of the sanctions imposed under Sections 280G and 4999 of the Internal Revenue Code, whether or not some other subsequent action or event would be required to cause such payment, acceleration or provision to be triggered.

(h) Each Company Benefit Plan which is or reasonably could be determined to be an arrangement subject to Section 409A of the Internal Revenue Code has been operated in compliance with Section 409A of the Internal Revenue Code since January 1, 2005 and has been timely amended to comply with Section 409A of the Internal Revenue Code and any applicable guidance issued by the IRS with respect thereto.  No service provider is or may become entitled to a tax gross-up or similar payment for any tax or interest that may be due under Section 409A of the Internal Revenue Code with respect to a Company Benefit Plan.

(i) Except as set forth in Section 3.11(i) of the Company Disclosure Letter, no Company Benefit Plan is a multiple employer plan as defined in Section 413(c) of the Internal Revenue Code.

(j) No Company Benefit Plan that is not subject to ERISA has any material liabilities thereunder which are not otherwise fully funded, if applicable, or properly accrued and reflected under the Company Financial Statements as of the date thereof.

(k) Except as set forth in Section 3.11(k) of the Company Disclosure Letter, no Company Benefit Plan holds any “qualifying employer securities” or “qualifying employer real estate” within the meaning of ERISA.

(l) No Company Benefit Plan that is an employee pension benefit plan has been completely or partially terminated and no proceeding to terminate any such plan has been instituted or threatened. The market value of assets under each Company Benefit Plan that is an employee pension benefit plan (other than a multiemployer plan) equals or exceeds the present value of all vested and non-vested liabilities thereunder determined in accordance with the PBGC methods, factors and assumptions applicable to employee pension benefit plans determined as if terminating on the date hereof. None of the Company, any of its Subsidiaries or any ERISA Affiliate has incurred, and none of the Company, its Subsidiaries, ERISA Affiliates or their directors, officers and employees has any reason to expect that the Company, any of its Subsidiaries or any ERISA Affiliate will incur, any liability to the PBGC (other than with respect to PBGC premium payments not yet due) or otherwise under Title IV of ERISA or under the Internal Revenue Code with respect to any employee pension benefit plan. None of the Company, any of its Subsidiaries, or any ERISA Affiliate has incurred any liability on account of a “partial withdrawal” or a “complete withdrawal” (within the meaning of ERISA Sections 4205 and 4203, respectively) from any multiemployer plan, no such liability has been asserted, and there are no events or circumstances that could result in any such partial or complete withdrawal. None of the Company, any of its Subsidiaries or any ERISA Affiliate is bound by any Contract or agreement or has any liability described in ERISA Section 4204.

(m) Except as set forth in Section 3.11(m) of the Company Disclosure Letter, with respect to all International Plans, (i) the International Plans have been maintained in all material respects in accordance with all applicable Laws, (ii) if intended to qualify for special Tax treatment, the International Plans meet the requirements for such treatment in all material respects, (iii) if intended to be funded and/or book-reserved, the International Plans are fully funded and/or book-reserved based upon reasonably actuarial assumptions, and (iv) no liability which could be material to the Company and its Subsidiaries, taken as a whole, exists or reasonably could be imposed upon the assets of the Company or any of its Subsidiaries by reason of such International Plans, other than to the extent reflected on the Company’s balance sheet as contained in the Company’s Form 10-Q for the quarter ended March 31, 2009.

Section 3.12  Labor Matters.

(a) (i) As of the date of this Agreement, except as set forth in Section 3.12(a) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries is a party to, or bound by, any collective bargaining agreement or similar Contract, agreement or understanding with a labor union or similar labor organization and (ii) to the Company’s knowledge, there are no organizational efforts with respect to the formation of a collective bargaining unit presently being made or threatened.

(b) Except for such matters that, individually or in the aggregate, do not constitute a Company Material Adverse Effect or as set forth in Section 3.12(b) of the Company Disclosure Letter, (i) neither the Company nor any Company Subsidiary has received any written complaint of any unfair labor practice or other unlawful employment practice or any written notice of any material violation of any federal, state or local statutes, Laws, ordinances, rules, regulations, Orders or directives with respect to the employment of individuals by, or the employment practices of, the Company or any Company Subsidiary, or the work conditions, terms and conditions of employment, wages or hours of their respective businesses, (ii) there are no unfair labor practice charges or other employee related complaints against the Company or any Company Subsidiary pending or, to the Company’s knowledge, threatened, before any Governmental Authority by or concerning the employees working in their respective businesses, and (iii) there is no labor dispute, strike, slowdown or work stoppage against the Company or any of its Subsidiaries or, to the Company’s knowledge, pending or threatened against the Company or any of its Subsidiaries.

Section 3.13  Environmental Matters. Except for such matters that, individually or in the aggregate, do not constitute a Company Material Adverse Effect or as set forth in Section 3.13 of the Company Disclosure Letter:

(a) The Company and each Company Subsidiary has been and is in compliance with all applicable Environmental, Health and Safety Laws and possesses and is in compliance with any permits or licenses required under Environmental, Health and Safety Laws for their respective current operations. To the knowledge of the Company, there are no past or present facts, conditions or circumstances that interfere with continued compliance with applicable Environmental, Health and Safety Laws.

(b) No proceedings or known investigations of any Governmental Authority are pending or, to the knowledge of the Company, threatened against the Company or its Subsidiaries (or any other Person the obligations of which have been assumed by the Company or any Company Subsidiary) that allege the violation of or seek to impose liability pursuant to any Environmental, Health and Safety Laws, and, to the knowledge of the Company, there are no past or present facts, conditions or circumstances at, on or arising out of, or otherwise associated with, any current (or, to the knowledge of the Company or its Subsidiaries, former) businesses, assets or properties of the Company or any Company Subsidiary (or any other Person the obligations of which have been assumed by the Company or any Company Subsidiary), including, but not limited to, any on-site or off-site disposal, release or spill of any Hazardous Materials, which constitute a material violation of Environmental, Health and Safety Laws or are reasonably likely to give rise to (i) costs, expenses, liabilities or obligations for any cleanup, remediation, disposal or corrective action under any Environmental, Health and Safety Laws, (ii) Claims arising for personal injury, property damage or damage to natural resources, or (iii) fines, penalties or injunctive relief under any Environmental, Health and Safety Laws.

(c) Neither the Company nor any of its Subsidiaries has (i) received any written notice of noncompliance with, violation of, or liability or potential liability under any Environmental, Health and Safety Laws or (ii) entered into or become subject to any consent decree, Order or agreement with any Governmental Authority or other Persons pursuant to any Environmental, Health and Safety Laws or relating to the cleanup of any Hazardous Materials.

Section 3.14  Intellectual Property. Except for such matters that, individually or in the aggregate, do not constitute a Company Material Adverse Effect, (a) the products, services and operations of the Company and its Subsidiaries do not infringe upon, violate or misappropriate the Intellectual Property of any Third Party, (b) the Company and its Subsidiaries own or possess valid licenses or other valid rights to use the Intellectual Property that the Company and its Subsidiaries use, exercise or exploit in, or that may be necessary or desirable for, their businesses as currently being conducted, free and clear of all Liens (other than Permitted Liens), and (c) to the knowledge of the Company, there is no infringement of any Intellectual Property owned by or licensed by or to the Company or any of its Subsidiaries. To the Company’s knowledge, there are no unauthorized uses, disclosures, infringements or misappropriations of any Intellectual Property of the Company or any Company Subsidiary by any Person, including, without limitation, any employee or independent contractor (present or former) of the Company or any Company Subsidiary, that, individually or in the aggregate, constitute a Company Material Adverse Effect.

Section 3.15  Insurance. Except for such matters that, individually or in the aggregate, do not constitute a Company Material Adverse Effect, the Company and its Subsidiaries maintain and will maintain through the Closing Date the insurance coverages summarized in Section 3.15(a) of the Company Disclosure Letter or replacement policies that are substantially similar to the policies replaced. In addition, there is no default with respect to any provision contained in any such policy or binder, and none of the Acquired Companies has failed to give any notice or present any claim under any such policy or binder in a timely fashion.

Section 3.16  No Brokers. Neither the Company nor any of its Subsidiaries has entered into any Contract with any Person that may result in the obligation of the Company, the Surviving Corporation, Merger Sub, Parent or any of their respective Subsidiaries to pay any finder’s fees, brokerage or other like payments in connection with the negotiations leading to this Agreement or the consummation of the transactions contemplated hereby, except that the Company has retained Barclays Capital as its financial advisor, the fee and expense reimbursement arrangements with which have been disclosed in writing to Parent prior to the date hereof.

Section 3.17  Opinion of Financial Advisor. The Company Board has received the opinion of Barclays Capital to the effect that, as of the date of such opinion, the Merger Consideration to be received by the holders of Company Common Stock in the Merger (other than Parent, Merger Sub and their respective Subsidiaries and Affiliates) is fair, from a financial point of view, to such holders, and the Company will promptly deliver a copy of such opinion to Parent.

Section 3.18  Parent Share Ownership. Neither the Company nor any of its Subsidiaries owns any shares of the capital stock of Parent or any other securities convertible into or otherwise exercisable to acquire shares of capital stock of Parent.

Section 3.19  Vote Required; Board of Director Approval. Under Delaware Law and the rules of the NYSE, the only vote of the holders of any class or series of Company Equity Interests necessary to approve the Company Proposal is the affirmative vote in favor of the Company Proposal by the holders of a majority of the issued and outstanding shares of Company Common Stock (the “Required Company Vote”). The Company Board has, by resolutions duly adopted by the directors present at a meeting of such board duly called and held and not subsequently rescinded or modified in any way, unanimously (a) determined that this Agreement, the Merger and the other transactions contemplated hereby are advisable and in the best interests of the Company and its stockholders, (b) approved this Agreement and the Merger and the other transactions contemplated hereby, (c) directed that this Agreement be submitted for adoption by the stockholders of the Company and (d) recommended that the stockholders of the Company adopt this Agreement. Notwithstanding the foregoing, any change in or modification or revocation of the recommendation to the Company’s stockholders of this Agreement by the Company Board in accordance with the terms of this Agreement shall not constitute a breach of the representation set forth in clause (d) of this Section 3.19.

Section 3.20  Undisclosed Liabilities. Except as disclosed in the Company Reports filed prior to the date hereof, and except for normal or recurring liabilities incurred since December 31, 2008 in the ordinary course of business consistent with past practices, the Company and its Subsidiaries do not have any liabilities, either accrued, contingent or otherwise (whether or not required to be reflected in financial statements in accordance with generally accepted accounting principles), and whether due or to become due, which individually or in the aggregate are reasonably likely to have a Company Material Adverse Effect.

Section 3.21  Certain Contracts.

(a) Section 3.21(a) of the Company Disclosure Letter contains a list of all of the following Contracts (other than those set forth on an exhibit index in the Company Reports filed prior to the date of this Agreement) to which the Company or any Company Subsidiary is a party or by which any of them is bound (other than this Agreement or any Related Document):  (i) any non-competition agreement that purports to limit the manner in which, or the localities in which, all or any portion of their respective businesses are conducted; (ii) any hedging agreements of the Company or any Company Subsidiary for which the notional value of such agreement is in excess of $1.0 million; (iii) any Contract granting any Person registration or other purchase or sale rights with respect to any Equity Interest in the Company or any Company Subsidiary; (iv) any voting agreement relating to any Equity Interest of the Company or any Company Subsidiary; (v) any Contract outside the ordinary course between the Company or any Company Subsidiary and any current or former Affiliate of the Company; (vi) any Contract or agreement for the borrowing of money with a borrowing capacity or outstanding Indebtedness of $2.0 million or more; (vii) any joint venture, partnership or similar agreement; (viii) any customer or supplier Contract contained on the Contract list provided to the Company’s Audit Committee for analysis or providing for payments by or to the Company or any Company Subsidiary in excess of $2.0 million over the term of such Contract; or (ix) any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) (all Contracts of the types described in clauses (i) through (ix), regardless of whether listed in Section 3.22(a) of the Company Disclosure Letter and regardless of whether in effect as of the date of this Agreement, being referred to herein as “Company Material Contracts”).

(b) Each of the Company Material Contracts is, to the knowledge of the Company, in full force and effect. Except for such matters that, individually or in the aggregate, do not constitute a Company Material Adverse Effect or are set forth on Section 3.21(b) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries knows of, or has received written notice of, any breach or violation of, or default under (nor, to the knowledge of the Company and its Subsidiaries, does there exist any condition which with the passage of time or the giving of notice or both would result in such a violation or default under), any Company Material Contract, or has received written notice of the desire of the other party or parties to any such Company Material Contract to exercise any rights such party has to cancel, terminate or repudiate such Contract or exercise remedies thereunder.

Section 3.22  State Takeover Statutes. The Company has, or will have prior to the Effective Time, taken all necessary action so that, assuming compliance by Parent and Merger Sub with their respective obligations hereunder and the accuracy of the representations and warranties made by Parent and Merger Sub herein, the restrictions on business combinations and voting requirements set forth in Section 203 of the DGCL would not apply to this Agreement, the Merger, and the transactions contemplated hereby, and no other “business combination,” “moratorium,” “fair price,” “control share acquisition” or other state antitakeover statute or regulation (collectively, “Takeover Law”), nor any takeover-related provision in the Company Charter Documents, would apply to this Agreement, any Related Document or the Merger.

Section 3.23  Improper Payments. Except as would not be material to the Company (including any costs incurred or reasonably expected to be incurred by the Company or any Company Subsidiary with respect to the foregoing), (i) no funds, assets or properties of the Company or any of its Subsidiaries have been used or offered for illegal purposes, (ii) none of the Company or any of its Subsidiaries or any director, officer, representative, agent or employee acting on behalf of the Company or any of its Subsidiaries: (A) has used any corporate funds for any unlawful contribution, gift, entertainment or anything of value relating to political activity; (B) has made any direct or indirect unlawful payment to any employee, agent, officer, director, representative or stockholder of a Governmental Authority or political party, or official or candidate thereof, or any immediate family member of the foregoing; or (C) has made any bribe, unlawful rebate, payoff, influence payment, kickback or other unlawful payment in connection with the conduct of the business of the Company or any of its Subsidiaries, (iii) none of the Company or any of its Subsidiaries or any director, officer, representative, agent or employee of the Company or any of its Subsidiaries has received any bribes, kickbacks or other improper payments from vendors, suppliers or other Persons and (iv) the Company has no knowledge that any payment made to a Person would be, or has thereafter been, offered, given or provided to any foreign official, political party or official thereof, or to any candidate for public office.

Section 3.24  Amendment to the Company Rights Agreement.  The Company has amended or taken action under the Company Rights Agreement so that (i) none of the execution and delivery of this Agreement or any Related Document, the consummation of the Merger or any other transaction contemplated hereby or by a Related Document, will cause the rights under the Company Rights Plans to become exercisable under the Company Rights Agreement, and (ii) the rights granted to any Person thereunder will expire immediately prior to the Effective Time.  The Company has delivered to Parent a true, accurate and complete copy of the Company Rights Agreement, as amended to date.

Section 3.25  No Other Representations or Warranties. Except for the representations and warranties contained in this Article 3, neither the Company nor any other Person makes any other express or implied representation or warranty on behalf of the Company or any of its Affiliates in connection with this Agreement or the transactions contemplated hereby.

Article 4

Representations and Warranties of Parent and Merger Sub

As an inducement for the Company to enter into this Agreement, Parent and Merger Sub hereby jointly and severally make the following representations and warranties to the Company; provided, however, that such representations and warranties shall be subject to and qualified by (a) the disclosure schedule delivered by Parent to the Company as of the date hereof (each Section of which qualifies the correspondingly numbered representation and warranty or covenant to the extent specified therein) (the “Parent Disclosure Letter”) (it being understood that (i) the disclosure of any fact or item in any Section of the Parent Disclosure Letter shall, should the existence of such fact or item be relevant to any other Section, be deemed to be disclosed with respect to that other Section to the extent that such disclosure is made in a manner that makes its relevance to the other Section reasonably apparent and (ii) the disclosure of any matter or item in the Parent Disclosure Letter shall not be deemed to constitute an acknowledgment that such matter or item is required to be disclosed therein or is material to a representation or warranty set forth in this Agreement and shall not be used as a basis for interpreting the terms “material,” “materially,” “materiality,” “Parent Material Adverse Effect” or any word or phrase of similar import and does not mean that such matter or item, alone or together with any other matter or item, would constitute a Parent Material Adverse Effect) and (b) information contained in the Parent Reports (excluding any exhibits thereto) filed with the SEC prior to the date hereof (but only to the extent that such disclosure on its face appears to constitute information that could reasonably be deemed a qualification or exception to the following representations and warranties, provided, that in no event shall any disclosure in such Parent Reports qualify or limit the representations and warranties in Section 4.2, Section 4.3, Section 4.7(a), Section 4.9, Section 4.10 and Section 4.11):

Section 4.1  Corporate Existence; Good Standing; Corporate Authority. Parent is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware. Merger Sub is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware. Parent and Merger Sub are duly qualified to conduct business and are in good standing (to the extent such concept exists in the relevant jurisdiction) in each jurisdiction in which the ownership, operation or lease of their respective properties or the nature of their respective businesses requires such qualification, except for jurisdictions in which any failures to be so qualified or to be in good standing, individually or in the aggregate, do not constitute a Parent Material Adverse Effect. Parent and Merger Sub have all requisite corporate power and authority to own or lease and operate their respective properties and assets and to carry on their respective businesses as they are currently being conducted. Parent has delivered to the Company true, accurate and complete copies of (a) the Amended and Restated Certificate of Incorporation and the Second Amended and Restated By-laws of Parent, each as amended to date (the “Parent Charter Documents”), and (b) the certificate of incorporation and bylaws of Merger Sub, each as amended to date (the “Merger Sub Charter Documents”), and each Parent Charter Document and Merger Sub Charter Document is in full force and effect, has not been amended or modified and has not been terminated, superseded or revoked. Parent and Merger Sub are not in violation of the Parent Charter Documents or Merger Sub Charter Documents, as applicable.

Section 4.2  Authorization, Validity and Effect of Agreements.

(a) Parent and Merger Sub have the requisite corporate power and authority to execute and deliver this Agreement and the Related Documents to which they are, or will become, a party, to perform their respective obligations hereunder and thereunder and to consummate the Merger and all other transactions contemplated hereunder and thereunder, subject to the adoption of this Agreement as the sole stockholder of Merger Sub. The execution, delivery and performance of this Agreement and the Related Documents and the consummation of the Merger and the other transactions contemplated hereunder and thereunder have been duly authorized by all requisite corporate action on behalf of Parent and Merger Sub, and no other corporate proceedings by Parent and Merger Sub are necessary to authorize the execution and delivery of this Agreement or the Related Documents or to consummate the Merger and the other transactions contemplated hereunder or under the Related Documents, except for the approval of this Agreement by the Parent as the sole stockholder of Merger Sub, the filing of the Certificate of Merger pursuant to the DGCL and the Governmental Authority applications and approvals described in Section 5.8.

(b) This Agreement and each of the Related Documents to which Parent and/or Merger Sub is a party have been or will be duly executed and delivered by Parent and/or Merger Sub and, assuming the due authorization, execution and delivery hereof and thereof by the Company to the extent the Company is a party hereof and thereof, constitute or will constitute the valid and legally binding obligations of Parent and/or Merger Sub, enforceable against Parent and/or Merger Sub in accordance with their terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other Laws now or hereafter in effect relating to or affecting the rights and remedies of creditors generally and to general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law).

Section 4.3  Capitalization.

(a) The authorized capital stock of Parent consists of 400,000,000 shares of Parent Common Stock and 10,000,000 shares of Parent Preferred Stock. As of the close of business on May 29, 2009, there were 236,316,946 issued and outstanding shares of Parent Common Stock, 19,200,242 shares of Parent Common Stock held by Parent in its treasury and no issued and outstanding shares of Parent Preferred Stock. As of May 29, 2009, 7,644,533 shares of Parent Common Stock were reserved for future issuance pursuant to outstanding Parent stock options or restricted stock awards under the Parent Incentive Plans. As of May 29, 2009, there were 8,142,125 shares of Parent Common Stock remaining available for the grant of awards under the Parent Incentive Plans. All shares of Parent Common Stock are, and all shares of Parent Common Stock which may be issued and outstanding immediately prior to the Effective Time shall be when issued, duly authorized, validly issued, fully paid and nonassessable shares of Parent Common Stock and not subject to any preemptive rights. All shares of Parent Common Stock constituting Parent Stock Consideration will be, upon issuance, duly authorized and validly issued, fully paid and non assessable and not subject to any preemptive rights.  Each share of Parent Common Stock includes one preferred share purchase right issued under the terms of the Parent Rights Agreement.

(b) Parent directly or indirectly owns 100% of the outstanding Equity Interests of Merger Sub. All of the outstanding Equity Interests of Merger Sub are duly authorized, validly issued, fully paid and nonassessable and are owned, directly or indirectly, by Parent free and clear of all Liens.

Section 4.4  Merger Sub.  Merger Sub has been formed solely for the purpose of engaging in the transactions contemplated hereby and, as of the Effective Time, will not have engaged in any activities other than in connection with the transactions contemplated by this Agreement. Merger Sub has not conducted any business prior to the date of this Agreement and has, and prior to the Effective Time will have, no assets, liabilities or obligations of any kind other than those incident to its formation and pursuant to this Agreement and the transactions contemplated hereunder. Merger Sub is and shall be at the Effective Time a corporation wholly and directly owned by Parent.

Section 4.5  Compliance with Laws. Except for such matters that, individually or in the aggregate, do not constitute a Parent Material Adverse Effect, neither the Parent nor any Parent Subsidiary is in violation of any applicable Law relating to its business or the ownership or operation of any of its assets, and no Claim is pending or, to the knowledge of the Parent, threatened with respect to any such matters.

Section 4.6  No Violations; Consents.  Neither the execution and delivery by Parent and Merger Sub of this Agreement or any Related Document nor the consummation by Parent and Merger Sub of the Merger and the other transactions contemplated hereby or thereby in accordance with the terms hereof or thereof will require any consent, approval or authorization of, notice to or filing or registration with any Governmental Authority, other than (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and the filing of other documents required to be filed as a result of the Merger with the relevant Governmental Authorities in the states and foreign jurisdictions in which Parent, Merger Sub or any Parent Subsidiary is qualified to conduct business, (ii) the filing of the Proxy Statement/Prospectus with the SEC in accordance with the Exchange Act and the filing and effectiveness of the Registration Statement, (iii) filings required under the HSR Act, including the filing of Notification and Report Forms with the FTC and the Antitrust Division of the DOJ as required by the HSR Act, (iv) filings required under federal and state securities or “Blue Sky” Laws, applicable non-U.S. Laws or the rules of the NYSE, and (v) any other applicable filings or notifications under the antitrust, competition or similar Laws of foreign jurisdictions ((i), (ii), (iii), (iv) and (v) collectively, the “Parent Regulatory Filings”), except for any failures to obtain any such consent, approval or authorization or to make any such filing, notification or registration that, individually or in the aggregate, do not constitute a Parent Material Adverse Effect.

Section 4.7 SEC Documents.

(a) Parent has filed with the SEC all documents required to be so filed by it since January 1, 2007 pursuant to Sections 13(a), 14(a) and 15(d) of the Exchange Act, and has made available to the Company each registration statement, periodic or other report, proxy statement or information statement (other than preliminary materials) it has so filed, each in the form (including exhibits and any amendments thereto) filed with the SEC (collectively, the “Parent Reports”). As used in this Section 4.7, the term “file” shall include any reports on Form 8-K furnished to the SEC. As of its respective date, or, if amended by a subsequent filing prior to the date hereof, on the date of such filing, each Parent Report complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations thereunder, and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in the light of the circumstances under which they were made, not misleading. None of the Parent Subsidiaries is required to file any forms, reports or other documents with the SEC pursuant to Section 13 or 15 of the Exchange Act. There are no outstanding or unresolved comments to any comment letters received by the Parent from the SEC and, to the knowledge of Parent, none of the Parent Reports is the subject of any ongoing review by the SEC. Each of the consolidated balance sheets included in or incorporated by reference into the Parent Reports (including the related notes and schedules) fairly presents in all material respects the consolidated financial position of Parent and its Subsidiaries as of its date, and each of the consolidated results of operations, changes in stockholders’ equity and cash flows included in or incorporated by reference into the Parent Reports (including any related notes and schedules) fairly presents in all material respects the results of operations, cash flows or changes in stockholders’ equity, as the case may be, of Parent and its Subsidiaries for the periods set forth therein (such consolidated balance sheets and consolidated results of operations, changes in stockholders’ equity and cash flows, each including the notes and schedules thereto, the “Parent Financial Statements”). The Parent Financial Statements (i) complied as to form in all material respects with the published rules and regulations of the SEC and (ii) were prepared in accordance with GAAP consistently applied during the periods involved, except as may be noted in the Parent Financial Statements or as permitted by Form 10-Q or Form 8-K.

(b) Parent has not entered into or modified any loans or arrangements with its officers and directors in violation of Section 402 of SOX. Parent has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. Parent’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by Parent in the reports that it files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to the management of Parent as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of SOX. The management of Parent has completed its assessment of the effectiveness of Parent’s internal controls over financial reporting in compliance with the requirements of Section 404 of SOX for the year ended December 31, 2008, and such assessment concluded that such controls were effective. Parent has disclosed, based on the most recent evaluations by its chief executive officer and its chief financial officer, to Parent’s outside auditors and the audit committee of the Parent Board (A) all significant deficiencies or material weaknesses (as such terms are defined in the Public Company Accounting Oversight Board’s Auditing Standard No. 2 or No. 5, as applicable) in the design or operation of internal controls over financial reporting and (B) any fraud, regardless of whether material, that involves management or other employees who have a significant role in Parent’s internal controls over financial reporting.

(c) Since January 1, 2007, to the knowledge of Parent, neither Parent nor any of its Subsidiaries nor any director, officer, employee, auditor, accountant or representative of Parent or any of its Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or Claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Parent or any of its Subsidiaries, including any material complaint, allegation, assertion or Claim that Parent or any of its Subsidiaries has a material weakness (as such term is defined in the Public Company Accounting Oversight Board’s Auditing Standard No. 2 or No. 5, as applicable), in its internal control over financial reporting.

(d) Parent is in compliance in all material respects with all current listing and corporate governance requirements of the NYSE and is in compliance in all material respects with all rules, regulations and requirements of SOX.

Section 4.8  Litigation.  There is no litigation, arbitration, mediation, action, suit, claim, proceeding or investigation, whether legal or administrative, pending against the Parent or any of its Subsidiaries or, to Parent’s knowledge, threatened against the Parent or any of its Subsidiaries or any of their respective assets, properties or operations, at Law or in equity, before or by any Governmental Authority or any Order of any Governmental Authority that, individually or in the aggregate, constitutes a Parent Material Adverse Effect.  Except as disclosed in Section 4.8 of the Parent Disclosure Letter, there is no pending or, to the Parent’s knowledge, any threatened, litigation or other claim or demand against the Parent or any of its Subsidiaries relating to asbestos or mesothelioma.

Section 4.9  No Brokers. Neither Parent nor any of its Subsidiaries has entered into any Contract with any Person that may result in the obligation of the Company, the Surviving Corporation, Merger Sub, Parent or any of their respective Subsidiaries to pay any finder’s fees, brokerage or other like payments in connection with the negotiations leading to this Agreement or the consummation of the transactions contemplated hereby, except that Parent has retained Simmons & Company International, Inc. as its financial advisor, the fee and expense reimbursement arrangements with which have been disclosed in writing to the Company prior to the date hereof.

Section 4.10  Opinion of Financial Advisor. The Parent Board has received the opinion of Simmons & Company International, Inc. to the effect that, as of the date of such opinion and subject to the assumptions, qualifications and limitations set forth therein, the Merger Consideration was fair, from a financial point of view, to Parent, and Parent will promptly furnish a copy of such opinion to the Company for informational purposes.

Section 4.11  No Parent Vote Required; Board of Director Approval. Under Delaware Law and the rules of the NYSE, no vote of the holders of any class or series of Parent Equity Interests is necessary to approve the Merger and this Agreement.  The Parent Board has, by resolutions duly adopted at a meeting of the Parent Board, which meeting was duly called and held, (a) determined that the Merger is advisable and in the best interests of Parent and its stockholders and (b) approved the Merger and this Agreement. No stockholder vote is required for Merger Sub to adopt this Agreement and consummate the transactions contemplated hereby, other than the vote of Parent acting as the sole stockholder of Merger Sub.

Section 4.12  Improper Payments. Except as would not be material to the Parent (including any costs incurred or reasonably expected to be incurred by Parent or any Parent Subsidiary with respect to the foregoing), (i) no funds, assets or properties of the Parent or any of its Subsidiaries have been used or offered for illegal purposes, (ii) none of the Parent or any of its Subsidiaries or any director, officer, representative, agent or employee acting on behalf of the Parent or any of its Subsidiaries: (A) has used any corporate funds for any unlawful contribution, gift, entertainment or anything of value relating to political activity; (B) has made any direct or indirect unlawful payment to any employee, agent, officer, director, representative or stockholder of a Governmental Authority or political party, or official or candidate thereof, or any immediate family member of the foregoing; or (C) has made any bribe, unlawful rebate, payoff, influence payment, kickback or other unlawful payment in connection with the conduct of the business of the Parent or any of its Subsidiaries, (iii) none of the Parent or any of its Subsidiaries or any director, officer, representative, agent or employee of the Parent or any of its Subsidiaries has received any bribes, kickbacks or other improper payments from vendors, suppliers or other Persons and (iv) the Parent has no knowledge that any payment made to a Person would be, or has thereafter been, offered, given or provided to any foreign official, political party or official thereof, or to any candidate for public office.

Section 4.13  No Other Representations or Warranties. Except for the representations and warranties contained in this Article 4, none of Parent, Merger Sub or any other Person makes any other express or implied representation or warranty on behalf of Parent, Merger Sub or any of their Affiliates in connection with this Agreement or the transactions contemplated hereby.

Article 5

Covenants

Section 5.1  Business in Ordinary Course. Except as permitted or contemplated by the terms of this Agreement, and except as provided in Section 5.1 of the Company Disclosure Letter, unless with the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned), during the period from the date hereof and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time, the Company shall, and shall cause each of its Subsidiaries to, carry on its business in all material respects in the usual, regular and ordinary course, in substantially the same manner as heretofore conducted, and use their respective commercially reasonable efforts consistent with past practices and policies to (a) preserve intact their respective present business organizations and goodwill, (b) keep available the services of their respective present executive officers, directors and key employees, and (c) preserve their relationships with customers, suppliers, agents, and creditors.

Section 5.2  Conduct of Business Pending Closing.

(a) Without limiting the generality of Section 5.1, except as permitted or contemplated by the terms of this Agreement, and except as provided in Section 5.2(a) of the Company Disclosure Letter, during the period from the date hereof and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time, the Company shall not, and the Company shall cause each of its Subsidiaries not to, do any of the following without the prior written consent of the Parent (which consent shall not be unreasonably withheld, delayed or conditioned):

(i) except to the extent required to comply with applicable Law or the rules and regulations of the NYSE, amend its certificate or articles of incorporation, bylaws, certificate of formation, certificate of organization, certificate of limited partnership, limited liability company agreement, operating agreement, partnership agreement, or other governing or organizational documents;

(ii) adjust, split, combine, reclassify or dispose of any of its outstanding Equity Interests (other than dispositions by or among direct or indirect wholly owned Subsidiaries and cancellations of stock options or restricted stock grants forfeited in accordance with the terms of a Company Incentive Plan in existence on the date of this Agreement or related stock option or restricted stock grant agreements);

(iii) declare, set aside or pay any dividends or other distributions (whether payable in cash, property or Equity Interests) with respect to its Equity Interests (other than by or among direct or indirect wholly owned Subsidiaries);

(iv) issue, grant or sell, or agree to issue, grant or sell, any Equity Interests, including capital stock (other than issuances or grants of (i) Equity Interests pursuant to the exercise of any stock options or other equity awards outstanding on the date of this Agreement, (ii) (A) compensatory stock options or restricted stock in an amount consistent with past practices in connection with new hires of non-officers (including by acquisition of an entity or business) and (B) compensatory stock options in an amount consistent with past practices for annual grants to any officer or employee of the Company or any of its Subsidiaries in the ordinary course of business, provided that the amounts so issued or granted pursuant to clauses (A) and (B) shall not exceed 333,000 shares in the aggregate of Company Common Stock (but in no event greater than 110,000 shares of restricted stock) with the issuance or grant to any specific officer or employee subject to the prior written approval of Parent and, provided further, that any such issuance or grant pursuant to clauses (A) and (B) above will not provide for accelerated vesting or lapsing of any restrictions in connection with the consummation of the Merger, or (iii) by a wholly owned Subsidiary of the Company to the Company or any of its wholly owned Subsidiaries (as the case may be)), or enter into or amend any agreements with any holder of its Equity Interests with respect to holding, voting or disposing of such Equity Interests;

(v) purchase, redeem or otherwise acquire any of its outstanding Equity Interests, except (i) by or among direct or indirect wholly owned Subsidiaries or (ii) shares of Company Common Stock that are withheld to satisfy federal withholding requirements upon vesting of Company Restricted Stock;

(vi) sell, transfer, lease, sublease or otherwise dispose of, by merger or otherwise, any of its assets to, any other Person (other than transfers among the Acquired Companies), except for any sales, leases or dispositions of assets (i) to customers in the ordinary course of business consistent with past practices or (ii) to a non-affiliated Person in an arms-length transaction for not less than fair market value and not in excess of $5.0 million individually or $10.0 million in the aggregate;

(vii) liquidate, wind-up, dissolve or adopt any plan to liquidate, wind-up or dissolve (or suffer any liquidation or dissolution) (other than direct or indirect wholly owned Subsidiaries);

(viii) acquire or agree to acquire by merger, consolidation or otherwise (including by purchase of Equity Interests or all or substantially all of the assets) the business of any Person or a division thereof, except for all such acquisitions involving aggregate consideration of not more than $10.0 million;

(ix) sell, transfer or otherwise dispose of, or mortgage, pledge or otherwise encumber, any Equity Interests of any other Person (including any Equity Interests in any Subsidiary), other than Permitted Liens or Liens pursuant to any credit agreement to which it is a party and that is outstanding as of the date hereof;

(x) make any loans, advances or capital contributions to, or investments in, any Person (other than (i) loans, advances or capital contributions to a wholly owned Subsidiary or loans or advances from such a Subsidiary, (ii) customer loans and advances to employees consistent with past practices or (iii) short-term investments of cash in the ordinary course of business in accordance with the cash management procedures of the Company or its Subsidiaries);

(xi) terminate or amend any Company Material Contract or waive or assign any of its rights under any Company Material Contract in a manner that would be materially adverse to the Company, or enter into any Company Material Contract other than customer Contracts entered into in the ordinary course of business;

(xii) (A) incur or assume any Indebtedness for borrowed money, except (1) indebtedness incurred under any credit agreement to which it is a party and that is outstanding as of the date hereof, (2) letters of credit, surety bonds or similar arrangements incurred in the ordinary course of business consistent with past practices or (3) indebtedness incurred with respect to any matter expressly permitted by this Section 5.2, or (B) assume, endorse (other than endorsements of negotiable instruments in the ordinary course of business), guarantee or otherwise become liable or responsible for (whether directly, indirectly, contingently or otherwise) the liabilities, obligations or performance of any other Person, except under any credit agreement to which it is a party and that is outstanding as of the date hereof or in the ordinary course of business consistent with past practices;

(xiii) (A) Increase or agree to increase the compensation or benefits payable or to become payable to the directors, officers or employees of the Company or any of its Subsidiaries, except (1) for increases in cash compensation (including bonuses) of non-officer employees in the ordinary course of business in accordance with past practices (other than any general increases applicable to all or significant portion of any business unit, segment, division, location, or functional area of the Company or any Company Subsidiary), (2) as provided under any Company Benefit Plan or any other contractual arrangement as in effect on the date of this Agreement, (3) in connection with the assumption by any non-officer employee of material new or additional responsibilities, or (4) to respond to offers of employment to any non-officer employee made by a Third Party; (B) other than as specifically set forth in Section 5.2 of the Company Disclosure Letter, grant any additional severance or termination pay to, or enter into any employment, retention or severance agreements with, any employees or officers, other than (1) payments or agreements paid to or entered into with employees (other than officers) in the ordinary course of business in accordance with past practices or (2) as provided under any Company Benefit Plan or any other contractual arrangement as in effect on the date of this Agreement; (C) establish, adopt, enter into or materially and adversely (to the Company or any Company Subsidiary) amend any collective bargaining agreement (other than as required by Law); or (D) establish, adopt, enter into, materially amend or terminate any Company Benefit Plan (except for any amendments in order to comply with applicable Law or as expressly permitted by clause (A) or (B) of this Section);

(xiv) create, incur, assume or permit to exist any Lien on any of its properties or assets, except for Permitted Liens or Liens pursuant to any credit agreement to which it is a party and that is outstanding as of the date thereof;

(xv) make or rescind any material election relating to Taxes, including any election for any and all joint ventures, partnerships, limited liability companies or other investments; settle or compromise any material Claim, action, litigation, proceeding, arbitration or investigation relating to Taxes; or change in any material respect any of its methods of reporting any items for Tax purposes from those employed in the preparation of its Tax Returns for the most recent Taxable year for which a Tax Return has been filed, except as may be required by applicable Law;

(xvi) make or commit to make capital expenditures except as set forth in Section 5.2 of the Company Disclosure Letter;

(xvii) enter into any new line of business material to it and its Subsidiaries taken as a whole;

(xviii) enter into any Contract that subjects or will subject the Surviving Corporation or Parent to any material non-compete or similar restriction on any Acquired Company business following the Effective Time;

(xix) enter into any Contract the effect of which is or will be to grant a Third Party any right or potential right of license to any material Intellectual Property of any Acquired Company;

(xx) authorize or approve, or knowingly enter into any new Contract to provide products or services to any Person in countries in which the United States has instituted sanctions;

(xxi) except as may be required as a result of a change in GAAP, change any of the material accounting principles, estimates, or practices used by the Acquired Companies;

(xxii) compromise, settle or grant any waiver or release related to any litigation or proceeding, other than monetary settlements or compromises of such litigation or proceedings where the full amount to be paid is covered by insurance or where the amount to be paid does not exceed $0.5 million individually or $2.0 million in the aggregate (and related confidentiality obligations);

(xxiii) engage in any transaction or enter into any agreement with any Affiliate (provided that for the purpose of this clause (y) only, the term “Affiliate” shall not include any employee of the Company or its Subsidiaries other than directors and executive officers thereof and any employees who share the same household as any such directors and executive officers), except pursuant to agreements in effect as of the date of this Agreement and that are disclosed in the Company Disclosure Letter and transactions between or among Company and its Subsidiaries in the ordinary course of business consistent with past practice; or

(xxiv) enter into any Contract or obligation with respect to any of the foregoing.

(b) Except as permitted or contemplated by the terms of this Agreement, and except as provided by Section 5.2(b) of the Parent Disclosure Letter, during the period from the date hereof and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time, the Parent shall not, and shall cause each of its Subsidiaries not to, (i) amend the Parent Charter Documents, (ii) declare, set aside or pay any dividend payable in cash, stock or property in respect of any capital stock other than dividends from or among its Subsidiaries; (iii) acquire or agree to acquire by merging or consolidating with, or by purchasing an equity interest in or any of the assets of, or by any other manner, any business or corporation, partnership, or other organization or division but only to the extent that any of the foregoing could reasonably be expected to prevent or materially delay or interfere with the consummation of the Merger, (iv) sell, transfer, lease or otherwise dispose to a Third Party, directly or indirectly and whether by merger, sale or transfer of assets or capital stock or otherwise, 25% or more of the assets, net revenues or net income of the Parent and its Subsidiaries, taken as a whole, (v) liquidate, wind-up, dissolve or adopt any plan to liquidate, wind-up or dissolve the Parent, or (vi) enter into any contract or obligation with respect to the foregoing.

Section 5.3  Access to Assets, Personnel and Information.

(a) Upon reasonable notice and subject to applicable Laws relating to the exchange of information, from the date hereof until the Effective Time, Parent shall: (i) afford to the Company and the Company Representatives, at the Company’s sole risk and expense, reasonable access during normal business hours to any and all of the facilities and assets of the Parent Companies and the books and records, files, data, correspondence, Contracts, permits, audits and all other information relating to the Parent Companies’ financial position, business, employees, representatives, agents, facilities and assets, whether written or computerized, that are within the possession or control of any of the Parent Companies (the “Parent Information”); and (ii) upon request during normal business hours, furnish promptly to the Company (at the Company’s expense), or similarly provide reasonable access to, a copy of any Parent Information; provided, however, the Parent shall not be required to provide the Parent Information to a materially greater extent than was provided to the Company and the Company Representatives prior to the date of this Agreement, except if the Company requests Parent Information in connection with any notice provided by Parent to the Company pursuant to Section 5.11(b).  The Company agrees to review such information in a manner that does not interfere unreasonably with the Parent Companies’ operations and with the prompt discharge by such Parent Companies’ employees of their duties. The Company agrees to indemnify and hold the Parent Companies harmless from any and all Claims and liabilities, including costs and expenses for the loss, injury to or death of any Representative of the Acquired Companies, and any loss or destruction of any property owned by the Parent Companies or others (including Claims or liabilities for use of any property) resulting directly or indirectly from the action or inaction of any of the Acquired Companies or their Representatives during any visit to the business or property of the Parent Companies prior to the completion of the Merger, whether pursuant to this Section 5.3 or otherwise. No Parent Company shall be required to provide access to or to disclose Parent Information where such access or disclosure would constitute a violation of attorney/client privilege, violate any Law or violate a Contract pursuant to which any Parent Company is required to keep such information confidential. In such circumstances, the Parties will use reasonable efforts to make reasonable and appropriate substitute disclosure arrangements.

(b) Upon reasonable notice and subject to applicable Laws relating to the exchange of information, from the date hereof until the Effective Time, the Company shall:  (i) afford to Parent and the Parent Representatives, at Parent’s sole risk and expense, reasonable access during normal business hours to any and all of the facilities and assets of the Acquired Companies and the books and records, files, data, correspondence, Contracts, permits, audits and all other information relating to the Acquired Companies’ financial position, business, employees, representatives, agents, facilities and assets, whether written or computerized, that are within the possession or control of any of the Acquired Companies (the “Company Information”); and (ii) upon request during normal business hours, furnish promptly to Parent (at Parent’s expense), or similarly provide reasonable access to, a copy of any Company Information. Parent agrees to review such information in a manner that does not interfere unreasonably with the Acquired Companies’ operations and with the prompt discharge by such Acquired Companies’ employees of their duties. Parent agrees to indemnify and hold the Acquired Companies harmless from any and all Claims and liabilities, including costs and expenses for the loss, injury to or death of any Representative of the Parent Companies, and any loss of destruction of any property owned by the Acquired Companies or others (including Claims or liabilities for use of any property) resulting directly or indirectly from the action or inaction of any of the Parent Companies or their Representatives during any visit to the business or property of the Acquired Companies prior to the completion of the Merger, whether pursuant to this Section 5.3 or otherwise. None of the Acquired Companies shall be required to provide access to or to disclose Company Information where such access or disclosure would constitute a violation of attorney/client privilege, violate any Law or violate a Contract pursuant to which any Acquired Company is required to keep such information confidential. In such circumstances, the Parties will use reasonable efforts to make reasonable and appropriate substitute disclosure arrangements.

(c) From the date hereof until the Effective Time, each of Parent and the Company shall: (i) furnish to the other, promptly upon receipt or filing (as the case may be), a copy of each communication between such Party and the SEC after the date hereof relating to the Merger or the Registration Statement and each report, schedule, registration statement or other document filed by such Party with the SEC after the date hereof relating to the Merger or the Registration Statement, unless such communication, report, schedule, registration statement or other document is otherwise readily available through the SEC’s EDGAR system, in which case Parent or the Company (as the case may be) shall provide notice to the other of such availability; and (ii) promptly advise the other of the substance of any oral communications between such Party and the SEC relating to the Merger or the Registration Statement.

(d) The Company will not (and will cause the Company Subsidiaries and the Company Representatives not to), and Parent will not (and will cause the Parent Subsidiaries and the Parent Representatives not to), use any information obtained pursuant to this Section 5.3 for any purpose unrelated to the consummation of the transactions contemplated by this Agreement. Any information obtained by the Acquired Companies or Parent Companies or their respective Representatives under this Section 5.3 shall be subject to the confidentiality and use restrictions set forth in the Confidentiality Agreement.

(e) Notwithstanding anything in this Section 5.3 to the contrary: (i) the Company shall not be obligated under the terms of this Section 5.3 to disclose to Parent or the Parent Representatives, or grant Parent or the Parent Representatives access to, information that is within the possession or control of any of the Acquired Companies but subject to a valid and binding confidentiality agreement with a Third Party without first obtaining the consent of such Third Party, and the Company, to the extent requested by Parent, will use its reasonable efforts to obtain any such consent; and (ii) Parent shall not be obligated under the terms of this Section 5.3 to disclose to the Company or the Company Representatives, or grant the Company or the Company Representatives access to, information that is within the possession or control of any of the Parent Companies but subject to a valid and binding confidentiality agreement with a Third Party without first obtaining the consent of such Third Party, and Parent, to the extent requested by the Company, will use reasonable efforts to obtain any such consent.

(f) No investigation by Parent or the Company or their respective Representatives shall affect the representations, warranties, covenants or agreements of the other set forth in this Agreement, and no Party shall be deemed to have made any representation or warranty to the other Party except as expressly set forth in this Agreement.

Section 5.4 No Solicitation.

(a) Subject to Section 5.4(b), Section 5.4(d), Section 5.4(e) and Section 5.4(g), the Company shall not, and shall cause its Subsidiaries and their respective Representatives not to, directly or indirectly:  (i) initiate, solicit or knowingly encourage (including by way of providing non-public information) the submission of any inquiries, proposals or offers that constitute or may reasonably be expected to lead to, any Company Acquisition Proposal or engage in any discussions or negotiations with respect thereto (except to disclose the existence of the provisions of this Section 5.4) or otherwise cooperate with or assist or participate in, or knowingly facilitate any such inquiries, offers, proposals, discussions or negotiations, (ii) approve or recommend, or publicly propose to approve or recommend, a Company Acquisition Proposal or enter into any merger agreement, letter of intent, agreement in principle, share purchase agreement, asset purchase agreement or share exchange agreement, option agreement or other similar agreement relating to a Company Acquisition Proposal or enter into any letter of intent, agreement or agreement in principle requiring the Company (whether or not subject to conditions) to abandon, terminate or fail to consummate the transactions contemplated hereby or breach its obligations hereunder, (iii) withdraw, modify or qualify, or propose publicly to withdraw, modify or qualify, in a manner adverse to Parent, the Company Board Recommendation (individually or collectively a “Company Adverse Recommendation Change”), or (iv) take any action to exempt any Person (other than Parent and its Subsidiaries) from the restrictions contained in any Takeover Law or otherwise cause such restrictions not to apply.  The Company shall immediately cease and cause to be terminated any solicitation, encouragement, discussion or negotiation with any Persons conducted theretofore by the Acquired Companies or any of its Representatives with respect to any Company Acquisition Proposal.  The Company shall promptly cause to be returned or destroyed all confidential information provided by or on behalf of the Acquired Companies to any such Person.

(b) Notwithstanding anything to the contrary contained in Section 5.4(a), if at any time following the date of this Agreement and prior to obtaining the Required Company Vote, (i) the Company has received a written, bona fide Company Acquisition Proposal from a Third Party that is not in violation of such Third Party’s contractual obligations to the Company, (ii) such Company Acquisition Proposal did not result from a breach or violation by the Company of Section 5.4(a), (iii) the Company Board determines in good faith, after consultation with the Company’s financial advisors and outside counsel, that such Company Acquisition Proposal constitutes or is reasonably likely to lead to a Company Superior Proposal, and (iv) after consultation with the Company’s outside counsel, the Company Board determines in good faith that the failure to take such action could reasonably be expected to result in a breach of its fiduciary duties to the stockholders of the Company under applicable Law, then the Company and its Representatives may, subject to clauses (x) and (y) below, (A) furnish information with respect to the Acquired Companies to the Person making such Company Acquisition Proposal (and its Representatives), and (B) participate in discussions or negotiations with the Person making such Company Acquisition Proposal (and its Representatives) regarding such Company Acquisition Proposal; provided that (x) the Company will not, and will cause its Representatives not to, disclose any non-public information to such Person unless the Company has, or first enters into, a customary confidentiality agreement with such Person with terms no less favorable in all material respects to the Company than those contained in the  Confidentiality Agreement and (y) the Company will promptly (and in any event within 24 hours) provide or make available to Parent or its Representatives any non-public information concerning the Acquired Companies provided or made available to such other Person which was not previously provided or made available to Parent or its Representatives.

(c) From and after the date hereof, the Company shall promptly (and in any event within 48 hours) notify Parent in the event that the Company (including through any of its Subsidiaries or Representatives) receives (i) any Company Acquisition Proposal, (ii) any request for non-public information which relates to, or could reasonably likely lead to, a Company Acquisition Proposal, or (iii) any request for discussions or negotiations regarding any Company Acquisition Proposal. The Company shall provide Parent promptly (and in any event within such 48 hour period) with the identity of such Person and a copy of such Company Acquisition Proposal or request (or, where such Company Acquisition Proposal or request is not in writing, a description of the material terms and conditions thereof).  The Company shall keep Parent reasonably informed (orally or in writing) on a current basis (and in any event no later than 48 hours after the occurrence of any material changes, developments, discussions or negotiations) of the status of any Company Acquisition Proposal or request (including the material terms and conditions thereof and of any material modification thereto).  The Company shall not, and shall cause its Subsidiaries not to, enter into any Contract with any Person subsequent to the date of this Agreement that would restrict Company’s ability to provide such information to Parent.

(d) Notwithstanding anything in Section 5.4(a) to the contrary, if (i) Company receives a written, bona fide Company Acquisition Proposal from a Third Party that is not in violation of such Third Party’s contractual obligations to Company, (ii) such Company Acquisition Proposal did not result from a breach or violation by the Company of Section 5.4(a), and (iii) the Company Board concludes in good faith, after consultation with outside counsel and financial advisors, after giving effect to all of the adjustments to the terms of this Agreement which may be offered by Parent pursuant to clause (B) below, that such Company Acquisition Proposal constitutes a Company Superior Proposal, the Company Board may at any time prior to obtaining the Required Company Vote, if it determines in good faith, after consultation with the Company’s outside counsel, that the failure to take such action could reasonably be expected to be a breach of its fiduciary duties to the stockholders of Company under applicable Law, (1) effect a Company Adverse Recommendation Change and/or (2) terminate this Agreement pursuant to Section 7.1(h) and this Section 5.4(d), it being understood that such termination shall not be effective unless, concurrently with such termination, Company enters into a written definitive agreement for such Company Superior Proposal and Company pays to Parent the Company Termination Fee required to be paid under Section 7.3(c); provided, however, that the Company Board may not effect such a Company Adverse Recommendation Change or terminate this Agreement pursuant to Section 7.1(h) and this Section 5.4(d) unless (A) Company shall have provided prior written notice to Parent, at least three Business Days in advance (the “Company Notice Period”), of its intention to take such action with respect to such Company Superior Proposal, which notice shall specify the material terms and conditions of any such Company Superior Proposal (including the identity of the Third Party making such Company Superior Proposal) and, in the case of a proposed termination pursuant to Section 7.1(h), shall include a copy of the proposed definitive agreement to be entered into concurrently with and as a condition to such termination, (B) prior to taking such action, the Company shall, and shall direct its financial and legal advisors to, during such Company Notice Period, negotiate with Parent in good faith (to the extent Parent desires to negotiate in good faith) to make such adjustments in the terms and conditions of this Agreement so that such Company Acquisition Proposal ceases to constitute a Company Superior Proposal, and (C) following any negotiation described in the immediately preceding clause (B), the Company Board determines in good faith, after consultation with the Company’s financial advisors and outside counsel, that such Company Acquisition Proposal continues to constitute a Company Superior Proposal.  In the event of any revisions to the terms of a Company Superior Proposal that are material to such Company Superior Proposal after the start of the Company Notice Period, the Company shall be required to deliver a new written notice to Parent satisfying the requirements of clause (A) of the preceding sentence and to comply with the requirements of this Section 5.4(d) with respect to such new written notice, and the Company Notice Period shall be deemed to have re-commenced on the date of such new notice.

(e) Notwithstanding anything in Section 5.4(a) to the contrary, at any time prior to obtaining the Required Company Vote, the Company Board may effect a Company Adverse Recommendation Change, if the Company Board (i) determines in good faith, after consultation with the Company’s outside counsel, that the failure to make such Company Adverse Recommendation Change could reasonably be expected to be a breach of its fiduciary duties to the stockholders of Company under applicable Law, and (ii) determines in good faith that the reasons for making such Company Adverse Recommendation Change are the result of a Company Intervening Event; provided, however, that the Company Board may not effect such a Company Adverse Recommendation Change pursuant to this Section 5.4(e) unless (A) Company shall have provided prior written notice to Parent, at least three Business Days in advance, of its intention to make such Company Adverse Recommendation Change, which notice shall specify the material facts and information constituting the basis for such contemplated determination, and (B) prior to effecting such Company Adverse Recommendation Change, the Company shall, and shall direct its financial and legal advisors to, during such three Business Day period, negotiate with Parent in good faith (to the extent Parent desires to negotiate in good faith) to make such adjustments in the terms and conditions of this Agreement which would allow the Company Board not to make such Company Adverse Recommendation Change consistent with its fiduciary duties.

(f) The Company agrees that any violations of the restrictions set forth in this Section 5.4 by any of its or its Subsidiaries’ Representatives, including any violation by such a Representative of a direction given to such Representative pursuant to the first sentence of Section 5.4(a) shall be deemed to be a breach of this Agreement (including this Section 5.4) by the Company.

(g) Nothing contained in this Section 5.4 shall prohibit the Company Board from (x) taking and disclosing to the stockholders of the Company a position contemplated by Rule 14e-2(a) and Rule 14d-9 promulgated under the Exchange Act or (y) making any required disclosure to Company’s stockholders if in the good faith judgment of the Company Board, after consultation with Company’s outside counsel, failure to make such disclosure would reasonably be expected to violate its obligations under applicable Law; provided that any public disclosure relating or in response to a Company Acquisition Proposal other than (A) a “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act, (B) an express rejection of any applicable Company Acquisition Proposal, or (C) an express reaffirmation of its recommendation to its stockholders in favor of the Merger, shall be deemed to be a Company Adverse Recommendation Change for purposes of Section 7.1(g).

Section 5.5  Company Stockholder Meeting. Promptly after the Registration Statement is declared effective under the Securities Act, the Company shall take all necessary action, in accordance with applicable Law, the rules and regulations of the NYSE and the Company Charter Documents (as the case may be), to properly give notice of and hold a meeting of its stockholders for the purpose of voting on the Company Proposal.  Except in the event of a Company Adverse Recommendation Change specifically permitted by Section 5.4(d) or Section 5.4(e), the Proxy Statement/Prospectus shall include the recommendation of the Company Board that the stockholders of the Company adopt the Company Proposal in accordance with Section 251 of the DGCL.  Unless this Agreement is validly terminated by the Company or Parent in accordance with its terms pursuant to Article 7 and except for disclosing a Company Adverse Recommendation Change as permitted by the immediately preceding sentence, the Company shall take all lawful action to solicit such approval, including by timely mailing the Proxy Statement/Prospectus to the stockholders of the Company, soliciting proxies in favor of the Company Proposal and taking all other reasonable actions necessary or advisable to secure the Company Required Vote. The Company and Parent shall coordinate and cooperate with respect to the timing of the stockholder meeting; provided, however, that the Company may postpone or adjourn the Company Meeting (A) for the absence of a quorum or (B) to allow reasonable additional time for the filing and mailing of any supplemental or amended disclosure that the Company believes in good faith is necessary under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the Company’s stockholders prior to the Company Meeting; provided, further, that in the event that the Company Meeting is delayed to a date after the Outside Date as a result of either (A) or (B) above, then the Outside Date shall be extended to the fifth Business Day after such Company Meeting date. Notwithstanding any other provisions of this Agreement to the contrary, unless this Agreement is terminated in accordance with its terms pursuant to Article 7, the Company shall submit this Agreement to its stockholders for approval regardless of whether the Company Board withdraws, modifies or changes its recommendation and declaration regarding the Company Proposal.

Section 5.6  Registration Statement and Proxy Statement/Prospectus.

(a) Parent and the Company shall cooperate and promptly prepare the Registration Statement and the Proxy Statement/Prospectus and shall file the Registration Statement in which the Proxy Statement/Prospectus will be included as a prospectus with the SEC as soon as practicable after the date hereof and in any event not later than 60 days after the date hereof. Each Party shall give the other Party and its counsel a reasonable opportunity to review and comment on the Registration Statement and the Proxy Statement/Prospectus, including all amendments and supplements thereto, prior to such documents being filed with the SEC or disseminated to stockholders of the Company and shall give the other Party and its counsel a reasonable opportunity to review and comment on all responses to requests for additional information and comments from the SEC prior to their being filed with, or sent to, the SEC. Parent and the Company shall use their respective reasonable efforts to cause the Registration Statement to be declared effective under the Securities Act as promptly as practicable after filing. Parent and the Company will provide each other with any information which may be required to prepare and file the Proxy Statement/Prospectus and the Registration Statement. The Company will cause the Proxy Statement/Prospectus to be mailed to its stockholders as promptly as reasonably practicable after the Registration Statement is declared effective by the SEC. If at any time prior to the Effective Time any event occurs which is required to be set forth in an amendment or supplement to the Proxy Statement/Prospectus or the Registration Statement, Parent or the Company, as applicable, will as promptly as reasonably practicable inform the other of such occurrence, and Parent and the Company will cooperate in filing such amendment or supplement with the SEC, use reasonable efforts to cause such amendment to become effective as promptly as possible and, if required, mail such amendment or supplement to their respective stockholders.

(b) Parent will cause the Registration Statement, at the time it becomes effective under the Securities Act, to comply as to form in all material respects with the applicable provisions of the Securities Act, the Exchange Act and the rules and regulations of the SEC thereunder, and the Company shall be responsible for furnishing to Parent true, accurate and complete information relating to the Company and holders of Company Common Stock and Company Stock Options as is required to be included therein.

(c) The Company hereby covenants and agrees with Parent that:  (i) the Registration Statement (at the time it becomes effective under the Securities Act through the Effective Time) will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading (provided, however, that this clause (i) shall apply only to information included or incorporated by reference in the Registration Statement that was supplied by the Company for inclusion therein); and (ii) the Proxy Statement/Prospectus (at the time it is first mailed to stockholders of the Company, at the time of the Company Meeting, and at the Effective Time) will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading (provided, however, that this clause (ii) shall apply only to information included or incorporated by reference in the Proxy Statement/Prospectus that was supplied by the Company for inclusion therein). If, at any time prior to the Effective Time, any event with respect to the Company, or with respect to other information supplied by the Company for inclusion in the Registration Statement or the Proxy Statement/Prospectus, occurs and such event is required to be described in an amendment or supplement to the Registration Statement or the Proxy Statement/Prospectus, the Company shall promptly notify Parent of such occurrence and shall cooperate with Parent in the preparation, filing an dissemination of such amendment or supplement.

(d) Parent hereby covenants and agrees with the Company that: (i) the Registration Statement (at the time it becomes effective under the Securities Act and until the Effective Time) will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading (provided, however, that this clause (i) shall not apply to any information included or incorporated by reference in the Registration Statement that was supplied by the Company for inclusion therein); and (ii) the Proxy Statement/Prospectus (at the Effective Time) will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading (provided, however, that this clause (ii) shall not apply to any information included or incorporated by reference in the Proxy Statement/Prospectus that was supplied by the Company for inclusion therein). If, at any time prior to the Effective Time, any event with respect to Parent, or with respect to other information included in the Registration Statement, occurs and such event is required to be described in an amendment to the Registration Statement, such event shall be so described and such amendment shall be promptly prepared and filed. If, at any time prior to the Effective Time, any event with respect to Parent, or with respect to other information included in the Proxy Statement/Prospectus, occurs and such event is required to be described in a supplement to the Proxy Statement/Prospectus, Parent shall promptly notify the Company of such occurrence and shall cooperate with the Company in the preparation, filing and dissemination of such supplement.

(e) None of the Registration Statement, the Proxy Statement/Prospectus or any amendment or supplement thereto will be filed or disseminated to the stockholders of the Company without the approval of both Parent and the Company. Parent shall advise the Company, promptly after it receives notice thereof, of the time when the Registration Statement has become effective under the Securities Act, the issuance of any stop order with respect to the Registration Statement, the suspension of the qualification of the Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any comments or requests for additional information by the SEC with respect to the Registration Statement.

(f) The Company shall use its commercially reasonable efforts to cause to be delivered to the Parent two comfort letters from KPMG LLP, Company’s independent auditors, one dated on the date on which the Registration Statement shall become effective, and one bring-down letter dated on the Closing Date, each addressed to the Parent and customary in scope and substance for letters delivered by independent auditors in connection with public offerings.

(g) Parent shall use its commercially reasonable efforts to cause to be delivered to the Company two comfort letters from Ernst & Young LLP, Parent’s independent auditors, one dated on the date on which the Registration Statement shall become effective, and one bring-down letter dated on the Closing Date, each addressed to the Company and customary in scope and substance for letters delivered by independent auditors in connection with public offerings.

Section 5.7  NYSE Listing. Parent shall prepare and submit to the NYSE, as soon as practicable, a listing application covering the shares of Parent Common Stock representing Parent Stock Consideration to be issued in the Merger and shall use its reasonable efforts to obtain, prior to the Effective Time, approval for the listing of such Parent Common Stock, subject to official notice of issuance, and the Company shall cooperate with Parent with respect to such listing, in order to facilitate obtaining such approval as soon as practicable.

Section 5.8  Reasonable Best Efforts; Consents and Governmental Approvals.

(a) Subject to the terms and conditions herein provided, each of the Company and Parent shall take, or cause to be taken, all action and shall do, or cause to be done, all things necessary, appropriate or desirable under any applicable Law (including the HSR Act) or under applicable Contracts so as to enable the Closing to occur as soon as reasonably practicable, including using its reasonable best efforts to obtain all necessary waivers, consents and approvals, remove all impediments to the Closing, and make all Parent Regulatory Filings and Company Regulatory Filings (the “Regulatory Filings”). Parent and the Company each will cause all documents it is responsible for filing with any Governmental Authority under this Section 5.8 to comply in all material respects with all applicable Laws.

(b) Each of Parent and the Company shall furnish the other Party with such information and reasonable assistance as such other Party and its respective Representatives may reasonably request in connection with their preparation of any Regulatory Filings with any Governmental Authorities; provided, however, that if the provisions of the HSR Act would prevent a Party from disclosing such information to the other Party, then such information may be disclosed to such Party’s counsel.

(c) Each of the Company and Parent shall take, or cause to be taken, all action or shall do, or cause to be done, all things necessary, appropriate or desirable to cause the covenants and conditions applicable to the transactions contemplated hereby to be performed or satisfied as soon as practicable, including responding promptly to requests for additional information made by the DOJ or the FTC, and to cause the waiting periods under the HSR Act to terminate or expire at the earliest possible date after the date of filing.

(d) Each of Parent and the Company shall use its reasonable best efforts to avoid the entry of, or to have vacated or terminated, any decree, Order, ruling or injunction that would restrain, prevent or delay the Closing. Furthermore, if any Governmental Authority shall have issued any Order, decree, ruling or injunction, or taken any other action, that would have the effect of restraining, enjoining or otherwise prohibiting, delaying or preventing the consummation of the transactions contemplated hereby, each of the Company and Parent shall use its reasonable best efforts to have such Order, decree, ruling or injunction or other action declared ineffective as soon as practicable.

(e) Parent and the Company shall promptly notify each other of any communication concerning this Agreement or the Merger from any Governmental Authority and, subject to applicable Law, permit the other Party to review in advance any proposed communication to any Governmental Authority concerning this Agreement or the Merger. In addition, Parent and Company shall not agree to participate in any substantive meeting or discussion with any Governmental Authority in respect of any filings, investigation or another inquiry concerning this Agreement or the Merger, or enter into any agreements with any Governmental Authority, including, without limitation, extending any antitrust waiting periods, unless it consults with the other Party in advance and, to the extent permitted by such Governmental Authority, gives the other Party the opportunity to attend and participate thereat. Parent and the Company shall furnish counsel to the other Party with copies of all correspondence, filings and communications (and memoranda setting forth the substance thereof) between them and their Affiliates and their respective Representatives on the one hand, and any Governmental Authorities or members of their respective staffs on the other hand, relating to this Agreement and the Merger.

(f) Notwithstanding the foregoing, and except as provided in Section 5.1 and Section 5.2, nothing contained in this Agreement shall be construed so as to require Parent, Merger Sub or the Company, or any of their respective Subsidiaries or Affiliates, without its written consent, to sell, license, dispose of, hold separate, or operate in any specified manner any assets or businesses of Parent, Merger Sub, the Company or the Surviving Corporation (or to require Parent, Merger Sub, the Company or any of their respective Subsidiaries or Affiliates to agree to any of the foregoing). The obligations of each Party under this Section 5.8 to use reasonable best efforts with respect to antitrust matters shall be limited to compliance with the reporting provisions of the HSR Act and with its obligations under this Section 5.8. In connection with its obligations under this Section 5.8, the Company shall not, without Parent’s prior written consent, commit to (or allow its Subsidiaries to commit to) any divestitures, licenses, hold separate arrangements or similar matters, including covenants affecting business operating practices in connection with the transactions contemplated under this Agreement.

Section 5.9  Section 16. Prior to the Effective Time, Parent, the Company and their respective Boards of Directors shall adopt resolutions consistent with the interpretive guidance of the SEC and take any other actions as may be required, to the extent permitted under applicable Law, to cause any dispositions of Company Common Stock (including derivative securities with respect to Company Common Stock) or acquisitions of Parent Common Stock (including derivative securities with respect to Parent Common Stock) resulting from the transactions contemplated hereby by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act to be exempt from Section 16(b) of the Exchange Act under Rule 16b-3 promulgated under the Exchange Act.

Section 5.10  Public Announcements.

(a) On the date this Agreement is executed (or if executed after the close of business, no later than the opening of the NYSE), Parent and the Company shall issue a joint press release with respect to the execution hereof and the transactions contemplated hereby. Except as may be required by applicable Law, Order or any listing agreement with or rule of any regulatory body, national securities exchange or association, Parent and the Company shall consult with each other before issuing, and provide each other the opportunity to review and comment upon, any press release, making any other public statement or scheduling any press conference or conference call with investors or analysts with respect to this Agreement or the transactions contemplated by this Agreement.

(b) No Party shall issue any press release or other public statement concerning the transactions contemplated by this Agreement without first providing the other Parties with a written copy of the text of such release or statement and obtaining the consent of the other Parties to such release or statement, which consent will not be unreasonably withheld. The consent provided for in this Section 5.10(b) shall not be required if the delay would preclude the timely issuance of a press release or public statement required by Law or any applicable regulations. The provisions of this Section 5.10(b) shall not be construed as limiting the Parties from communications consistent with the purposes of this Agreement, including but not limited to seeking the regulatory and stockholder approvals contemplated hereby.

Section 5.11  Notification of Certain Matters.

(a) The Company shall give prompt notice to Parent and Merger Sub upon obtaining knowledge of any of the following:  (i) any representation or warranty contained in Article 3 being untrue or inaccurate when made, (ii) the occurrence of any event or development that would cause (or could reasonably be expected to cause) any representation or warranty contained in Article 3 to be untrue or inaccurate at any time on or before the Closing Date, or (iii) any failure of the Company to comply with or satisfy any covenant, condition, or agreement to be complied with or satisfied by it hereunder.

(b) Parent shall give prompt notice to the Company upon obtaining knowledge of any of the following:  (i) any representation or warranty contained in Article 4 being untrue or inaccurate when made, (ii) the occurrence of any event or development that would cause (or could reasonably be expected to cause) any representation or warranty contained in Article 4 to be untrue or inaccurate at any time on or before the Closing Date, or (iii) any failure of Parent to comply with or satisfy any covenant, condition, or agreement to be complied with or satisfied by it hereunder.

Section 5.12 Payment of Expenses. Except as provided in Section 7.3, each Party shall pay its own expenses incident to preparing for, entering into and carrying out this Agreement and the consummation of the transactions contemplated hereby, regardless of whether the Merger is consummated, except that Parent and the Company shall equally share the following:  (i) all fees and expenses, other than attorneys’, accountants’, financial advisors’ and consultants’ fees and expenses (which shall be paid by the Party incurring same), incurred for printing the Proxy Statement/Prospectus, including preliminary materials related thereto, and the Registration Statement, including financial statements and exhibits and any amendments and supplements thereto, and (ii) the filing fees for the Notification and Report Forms filed with the FTC and DOJ under the HSR Act.

Section 5.13 Indemnification and Insurance.

(a) Parent and the Surviving Corporation shall maintain in effect any and all exculpation, indemnification and advancement of expenses provisions of the Company Charter Documents and Company Subsidiary Charter Documents in effect as of the date hereof or in any indemnification agreements between the Acquired Companies and their respective current or former directors, officers, fiduciaries, agents or employees in effect as of the date hereof (which have previously been provided to Parent). Parent and the Surviving Corporation shall not, for a period of six years from the Effective Time, amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any individuals who, immediately prior to the Effective Time, were current or former directors, officers, agents, fiduciaries or employees of the Acquired Companies unless such amendment, repeal or modification is required by applicable Law, and all rights to indemnification thereunder in respect of any Claim asserted or made within such period shall continue until the final disposition or resolution of such Claim.

(b) During the period beginning at the Effective Time and ending on the sixth anniversary of the Effective Time, Parent and the Surviving Corporation shall, jointly and severally, to the fullest extent permitted under applicable Law, indemnify and hold harmless each person who is as of the date hereof, has been at any time prior to the date hereof, or becomes prior to the Effective Time a director, officer, fiduciary, agent or employee of the Company or any of its Subsidiaries (each such person, together with such person’s heirs, executors or administrators, an “Indemnified Party”) against any costs, expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative (a “Claim”), whether asserted or claimed prior to, at or after the Effective Time, arising out of, relating to or in connection with any action or omission in his or her capacity as such occurring or alleged to have occurred at or prior to the Effective Time, including any act or omission in connection with the approval of this Agreement and the consummation of the transactions contemplated hereby. Each Indemnified Party shall also be entitled to advancement of expenses as incurred (and not later that ten Business Days after receipt by Parent or the Surviving Corporation of receipts therefor) to the fullest extent permitted under applicable Law, provided that such Indemnified Party undertakes to repay such advances if it is ultimately determined by a court of competent jurisdiction that such Indemnified Party is not entitled to indemnification. Neither Parent nor the Surviving Corporation shall settle, compromise or consent to the entry of any judgment in any Claim for which indemnification could be sought by any Indemnified Party hereunder, unless such settlement, compromise or consent includes an unconditional release of such Indemnified Party from all liability arising out of such Claim or such Indemnified Party otherwise consents. In the event of any Claim, any Indemnified Party wishing to claim indemnification shall promptly notify Parent thereof (provided that failure to so notify Parent will not affect the obligations of Parent except to the extent that Parent shall have been prejudiced as a result of such failure) and shall deliver to Parent the undertaking contemplated by the applicable provisions of the DGCL, but without any requirement for the posting of a bond. Without limiting the foregoing, in the event any Claim is brought against any Indemnified Party (whether arising before or after the Effective Time), (i) the Indemnified Party will cooperate reasonably with Parent, at Parent’s expense, in the defense of such matter and (ii) Parent shall have the right to control the defense of such matter and shall retain only one set of legal counsel selected by Parent and reasonably satisfactory to the Indemnified Party (plus one local counsel, if necessary) to represent all Indemnified Parties with respect to each such matter unless the use of one counsel to represent the Indemnified Parties would present such counsel with a conflict of interest, or the representation of all of the Indemnified Parties by the same counsel would be inappropriate due to actual differing interests between them, in which case such additional counsel as may be required (as shall be reasonably determined by the Indemnified Parties and Parent) may be retained by the Indemnified Parties. Parent shall pay all reasonable fees and expenses of all such counsel for such Indemnified Parties.

(c) The Surviving Corporation shall maintain the Company’s officers’ and directors’ liability insurance policies and fiduciary liability insurance policies in effect on the date of this Agreement (collectively, the “D&O Insurance”), for a period of not less than six years after the Effective Time, but only to the extent related to actions or omissions occurring at or prior to the Effective Time; provided, however, that (i) the Surviving Corporation may substitute therefor policies of at least the same coverage and amounts containing terms no less advantageous to such former directors or officers from insurance carriers with financial strength ratings equal to or greater than the financial strength rating of the Company’s current insurance carrier and (ii) such substitution shall not result in gaps or lapses of coverage with respect to matters occurring prior to the Effective Time; provided, further, that in no event shall the Surviving Corporation be required to expend more than an amount per year equal to 250% of current annual premiums paid by the Company in the aggregate for such insurance (the “Maximum Amount”) to maintain or procure insurance coverage pursuant hereto; and provided, further, that if the amount of the annual premiums necessary to maintain or procure such insurance coverage exceeds the Maximum Amount, the Surviving Corporation shall procure and maintain for such six year period as much coverage as reasonably practicable for the Maximum Amount.  If requested in writing by the Company, Parent shall cause coverage to be extended under the D&O Insurance by obtaining a six year “tail” policy on terms and conditions no less advantageous than the existing D&O Insurance, and such “tail” insurance shall satisfy the provisions of this Section 5.13(c).

(d) This covenant is intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and their respective heirs and legal representatives. The indemnification and advancement of expenses provided for herein shall not be deemed exclusive of any other rights to which an Indemnified Party is entitled, whether pursuant to Law, Contract or otherwise.

(e) In the event that the Surviving Corporation or Parent, or any of their respective successors or assigns, (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Surviving Corporation or Parent, as the case may be, shall succeed to the obligations set forth in this Section 5.13.

(f) The obligations of Parent and the Surviving Corporation under this Section 5.13 shall survive the consummation of the Merger and shall not be terminated or modified in such a manner as to adversely affect any Indemnified Party to whom this Section 5.13 applies without the consent of such affected Indemnified Party.

Section 5.14  Employee Matters.  Parent may, in its sole discretion, continue any Company Benefit Plan or employee policy or program in effect immediately prior to the Effective Time (each a “Pre-Merger Plan”), including a 401(k) plan or medical plan, for any period of time after the Effective Time for the benefit of any Company Employees. To the extent Parent does not continue a Pre-Merger Plan applicable to a Company Employee, such Company Employee shall be eligible, subject to the provisions herein, to participate in any corresponding Benefit Plan maintained by Parent providing benefits to any Company Employee after the Effective Time (the “Post-Merger Plans”) to the extent such Post-Merger Plan replaces similar coverage under such Pre-Merger Plan.  To the extent permitted under such Post-Merger Plans, Parent will, or will cause its Subsidiaries to, give Company Employees full credit under any such Post-Merger Plan for their years of service with the Company or any Company Subsidiary to the same extent recognized by the Company or such Company Subsidiary under the corresponding Pre-Merger Plan immediately prior to the Effective Time for purposes of eligibility and vesting (excluding vesting in equity based awards, eligibility for post-employment welfare benefits and benefit accruals). The value of the compensation and benefits provided under the Pre-Merger Plans or the Post-Merger Plans, as applicable in accordance with the foregoing, to Company Employees, taken as a whole, after the Effective Time through December 31, 2009, shall be substantially similar to the value of the compensation and benefits provided under the Company Benefit Plans (determined without regard to awards under the Company Incentive Plans) to the Company Employees, taken as a whole, immediately prior to the Effective time, as determined by Parent in good faith after taking into account all facts and circumstances. In addition, and without limiting the generality of the foregoing:  (i) each Company Employee shall be immediately eligible to participate, without any waiting time, in any and all Post-Merger Plans to the extent coverage under such Post-Merger Plan replaces coverage under any Pre-Merger Plan; provided, however, to the extent such Company Employee is not covered by a Pre-Merger Plan immediately prior to the Effective Time due to failure to satisfy the applicable waiting period, such Company Employee shall be subject to the waiting time applicable to a Parent employee with respect to the corresponding Post-Merger Plan that replaces such Pre-Merger Plan (giving full service credit for service by such Company Employee with the Company in satisfying such waiting time); provided further, to the extent a Company Employee is covered by a Pre-Merger Plan but does not satisfy the service requirements for the corresponding Post-Merger Plan, the Post-Merger Plan may allow such Company Employee to participate in such Post-Merger Plan to the extent permitted under such Post-Merger Plan, as determined in good faith by Parent, or Parent shall continue the Pre-Merger Plan for such Company Employee or otherwise provide comparable substitute coverage; and (ii) for purposes of each Post-Merger Plan providing medical, dental, pharmaceutical and/or vision benefits to any Company Employee, Parent shall cause all pre-existing condition exclusions and actively-at-work requirements of such Post-Merger Plan to be waived for such employee and his or her covered dependents to the extent such exclusions and requirements did not apply to such individual under the corresponding Pre-Merger Plan and to the extent permitted under the Post-Merger Plans or otherwise required by applicable Law, and Parent shall cause any eligible expenses incurred by such employee and his or her covered dependents during the portion of the plan year of the Pre-Merger Plan ending on the date such employee’s participation in the corresponding Post-Merger Plan begins to be taken into account under such Post-Merger Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such Post-Merger Plan.  Nothing in this Agreement shall constitute an amendment to, or be construed as amending, any Benefit Plan sponsored, maintained or contributed to by the Company, Parent or any of their respective Subsidiaries.  No Company Employee or any other Person (other than the parties to this Agreement) is intended to be a beneficiary of the provisions of this Section 5.14.

Section 5.15 Company Board and Executive Officers. At or prior to Closing, unless otherwise notified in writing by Parent, the Company shall deliver to Parent written resignations of all members of the Company Board and all officers of the Company and its Subsidiaries, to be effective as of the Effective Time.

Section 5.16 Tax Matters.

(a) Parent, Merger Sub and Company shall each use its reasonable best efforts to cause the Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code and to obtain the Tax opinions set forth in Sections 6.2(d) and 6.3(d).  Parent, Merger Sub and Company agree to file all Tax Returns consistent with the treatment of the Merger as a “reorganization”, with Parent, Merger Sub and Company as “parties to the reorganization”, within the meaning of Section 368(a) of the Internal Revenue Code.  This Agreement is intended to constitute a “plan of reorganization” within the meaning of Treasury Regulation Section 1.368-2(g).

(b) Officers of the Company, Merger Sub and Parent shall execute and deliver to Locke, Lord, Bissell & Liddell LLP, counsel to the Company, and Porter & Hedges, LLP, counsel to Parent and Merger Sub, certificates containing appropriate representations and covenants, reasonably satisfactory in form and substance to such counsels, at such time or times as may be reasonably requested by such counsels, including the effective date of the Registration Statement, the date of the Proxy Statement/Prospectus and the Closing Date, in connection with their respective deliveries of opinions, pursuant to Section 6.3(d) and Section 6.2(d), with respect to the Tax treatment of the Merger.

(c) The Company shall provide Parent with a certification in accordance with the requirements of Treasury Regulation Section 1.1445-2(c)(3) that it is not a United States real property holding corporation.

(d) Each of Parent and Company shall use its commercially reasonable efforts not to take or cause to be taken any action that would cause to be untrue (or fail to take or cause not to be taken any action which would cause to be untrue) any of the certifications and representations included in the officers’ certificates described in this Section 5.16.

Section 5.17  Continuing Obligation to Call, Hold and Convene Stockholders’ Meeting; No Other Vote. Notwithstanding anything herein to the contrary, the obligations of the Company to call, give notice of, convene and hold the Company Meeting shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission to it of any Acquisition Proposal with respect to it, or by any determination by the Company Board to modify, withdraw, amend or modify its recommendation in favor of the Merger. Other than in accordance with the provisions of Section 5.4, the Company shall not submit to the vote of its stockholders any Company Acquisition Proposal, or propose to do so.

Section 5.18  Additional Instruments and Agreements. Parent, Merger Sub and the Company agree to execute and deliver any and all additional instruments necessary to consummate the transactions contemplated by this Agreement.  Parent agrees to vote to adopt this Agreement by written consent of stockholder in lieu of meeting in its capacity as sole stockholder of Merger Sub promptly (but not later than 24 hours) after execution of this Agreement by Parent, Merger Sub and the Company.

Section 5.19 Control of Other Party’s Business. Nothing contained in this Agreement shall give the Company, directly or indirectly, the right to control or direct Parent’s operations or give Parent, directly or indirectly, the right to control or direct the Company’s operations prior to the Effective Time. Prior to the Effective Time, each of Company and Parent shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its respective operations.

Section 5.20  Agreements Regarding Change of Control. The Parties hereby agree and acknowledge that the consummation of the Merger constitutes a “change of control” of the Company with respect to (i) the Company Benefit Plans, (ii) the Company Incentive Plans, (iii) any awards or award agreements under the Company Incentive Plans, and (iv) all the employment agreements set forth in Section 5.20 of the Company Disclosure Letter. Parent, Merger Sub and the Company hereby agree and acknowledge that the amounts and benefits set forth opposite the names of the employees identified in Section 5.20 of the Company Disclosure Letter are the amounts due to such employees (assuming their employment with Parent or Parent Subsidiaries (including the Company and the Company Subsidiaries) terminates at the Effective Time) pursuant to their respective employment agreements, retention agreements or severance agreements with the Company and that such amounts and benefits will be paid or provided to the designated employees in accordance with the terms of such agreements; provided, however, that the employees mentioned in Section 5.20 of the Company Disclosure Letter as having continuing non-competition and/or non-solicitation obligations shall not be released from such obligations contained in their existing agreements with any Acquired Company.

Section 5.21  Takeover Laws.  The Company shall, upon the request of Parent, (i) take all necessary steps to exclude the Merger and any other transaction contemplated hereby from the applicability of any Takeover Laws, and (ii) assist in any challenge by Parent to the validity, or the applicability to the Merger or any other transaction contemplated by this Agreement, of any Takeover Laws.

Section 5.22  Subsequent Filings.

(a) Until the Effective Time, the Company and its Subsidiaries will timely file or furnish with or to the SEC each form, report and other document required to be filed or furnished (as applicable) by the Company and its Subsidiaries under the Exchange Act.

(b) Until the Effective Time, Parent and its Subsidiaries will timely file or furnish with or to the SEC each form, report and other document required to be filed or furnished (as applicable) by Parent and its Subsidiaries under the Exchange Act.

Section 5.23  Stockholder Litigation.

(a) The Company shall give Parent the opportunity to participate, subject to a customary joint defense agreement, in, but not control, the defense or settlement of any stockholder Proceeding against the Company or any of its directors or officers relating to the Merger or any other transactions contemplated hereby; provided, however, that no settlement or compromise shall be agreed to by or on behalf of the Company or any of its Subsidiaries without Parent’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed).

Parent shall give the Company the opportunity to participate, subject to a customary joint defense agreement, in, but not control, the defense or settlement of any stockholder Proceeding against Parent or any of its directors or officers relating to the Merger or any other transactions contemplated hereby; provided, however, that no settlement or compromise shall be agreed to by or on behalf of Parent or any of its Subsidiaries without the Company’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed).

Section 5.24  Sanctioned Countries.  Promptly following the date hereof, the Company shall issue a written policy applicable to the Company and its Subsidiaries restricting any new business in countries against which the United States has instituted sanctions, and shall distribute such policies to all appropriate Acquired Company personnel.  The Company agrees to use its reasonable best efforts to monitor compliance and enforce such policy.

Article 6

Conditions

Section 6.1  Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each Party to effect the Merger shall be subject to the satisfaction, at or prior to the Closing Date, of each of the following conditions, any or all of which may be waived in writing in whole or in part by either Parent or the Company (to the extent permitted by applicable Law):

(a) Stockholder Approval. The Company Proposal shall have been duly and validly approved and adopted by the requisite vote of the stockholders of the Company.

(b) HSR Act. Any applicable waiting period under the HSR Act (including extensions thereof) shall have expired or been terminated.

(c) Securities Law Matters. The Registration Statement shall have been declared effective by the SEC under the Securities Act and shall be effective at the Effective Time, and no stop order suspending such effectiveness shall have been issued, no action, suit, proceeding or investigation by the SEC to suspend such effectiveness shall have been initiated and be continuing, and any and all necessary approvals under state securities Laws relating to the issuance or trading of the Parent Common Stock to be issued in the Merger shall have been received.

(d) No Injunctions or Restraints. No Governmental Authority of competent jurisdiction shall have issued, promulgated, enforced or entered any Order, decree, temporary restraining order, preliminary or permanent injunction, or other legal restraint or prohibition that is continuing and which prevents the consummation of the Merger or imposes any material restrictions on the Parties with respect thereto; provided, however, that, prior to invoking this condition, each Party shall have complied fully with its obligations under Section 5.8 and Section 5.23 and, in addition, shall have used its reasonable efforts to have any such decree, ruling, injunction or Order vacated, except as otherwise contemplated by this Agreement, including Section 5.8(d).

(e) NYSE Listing. The shares of Parent Common Stock to be issued in the Merger shall have been authorized for listing on the NYSE, subject to official notice of issuance.

(f) Consents and Approvals. Other than filing the Certificate of Merger pursuant to Section 2.1 and the filings and consents addressed in Section 6.1(b), all consents, approvals, permits and authorizations required to be obtained by the Parties prior to the Effective Time from any Governmental Authority to consummate the Merger shall have been made or obtained (as the case may be), except for any failures to make such filings or obtain such consents, approvals, permits and authorizations that, individually or in the aggregate, would not constitute a Material Adverse Effect on or with respect to the Surviving Corporation (assuming the Merger has taken place) provided, however, that the provisions of this Section 6(f) shall not be available to any Party whose failure to fulfill its obligations pursuant to Section 5.8 shall have been the cause of, or shall have resulted in, the failure to obtain such consent, approval, permit or authorization.

Section 6.2  Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are subject to the satisfaction of each of the following conditions, any or all of which may be waived in writing in whole or in part by Parent and Merger Sub:

(a) Representations and Warranties. (i) The representations and warranties of the Company set forth in Section 3.2, Section 3.3, Section 3.9(a) and Section 3.16 shall be true, accurate and complete in all respects as of the date of this Agreement and (except to the extent such representation or warranty speaks as of an earlier date, in which case the representation or warranty shall be true and correct as of such date) as of the Closing Date as though made on and as of that time and (ii) the representations and warranties of the Company set forth in Article 3 (other than the representations and warranties set forth in Section 3.2, Section 3.3, Section 3.9(a) and Section 3.16) shall be true, accurate and complete (disregarding any qualifications as to materiality or Material Adverse Effect) as of the date of this Agreement and (except to the extent such representation or warranty speaks as of an earlier date, in which case the representation or warranty shall be true and correct as of such date) as of the Closing Date as though made on and as of that time, except (in the case of this clause (ii) only), for any failures of such representations and warranties to be so true, accurate and complete that, individually or in the aggregate, do not constitute a Material Adverse Effect with respect to the Company or the Surviving Corporation; and Parent shall have received a certificate signed by the Responsible Officers of the Company to such effect.

(b) Performance of Covenants and Agreements by the Company. The Company shall have performed in all material respects all covenants and agreements required to be performed by it under this Agreement at or prior to the Closing Date, and Parent shall have received a certificate signed by the Responsible Officers of the Company to such effect.

(c) No Company Material Adverse Effect. From the date of this Agreement through the Closing, there shall not have occurred any event or circumstance that constitutes a Company Material Adverse Effect.

(d) Tax Opinion.  Parent shall have received the opinion of its counsel, Porter & Hedges, LLP, in form and substance reasonably satisfactory to Parent, dated the Closing Date, substantially to the effect that, on the basis of facts, representations and assumptions set forth in such opinion that are consistent with the state of facts existing at the Effective Time, (i) the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code and (ii) each of Parent, Merger Sub and Company will be a party to such reorganization within the meaning of Section 368(b) of the Code, and such opinion shall not have been withdrawn, revoked or modified.  In rendering such opinion, counsel may require and rely upon and may incorporate by reference customary representations and covenants contained in certificates of officers of the Company, Merger Sub and Parent as provided in Section 5.16.

Section 6.3  Conditions to Obligation of the Company. The obligation of the Company to effect the Merger is subject to the satisfaction of each of the following conditions, any or all of which may be waived in writing in whole or in part by the Company:

(a) Representations and Warranties. (i) The representations and warranties of Parent and Merger Sub set forth in Section 4.2, Section 4.3, Section 4.7(a) and Section 4.8 shall be true, accurate and complete in all respects as of the date of this Agreement and (except to the extent such representation or warranty speaks as of an earlier date, in which case the representation or warranty shall be true and correct as of such date) as of the Closing Date as though made on and as of that time and (ii) the representations and warranties of Parent and Merger Sub set forth in Article 4 (other than the representations and warranties set forth in Section 4.2, Section 4.3, Section 4.7(a) and Section 4.8) shall be true, accurate and complete (disregarding any qualifications as to materiality or Material Adverse Effect) as of the date of this Agreement and (except to the extent such representation or warranty speaks as of an earlier date, in which case the representation or warranty shall be true and correct as of such date) as of the Closing Date as though made on and as of that time, except (in the case of this clause (ii) only), for any failures of such representations and warranties to be so true, accurate and complete that, individually or in the aggregate, do not constitute a Material Adverse Effect with respect to Parent or the Surviving Corporation; and the Company shall have received a certificate signed by the Responsible Officers of Parent to such effect.

(b) Performance of Covenants and Agreements by Parent and Merger Sub. Parent and Merger Sub shall have performed in all material respects all covenants and agreements required to be performed by them under this Agreement at or prior to the Closing Date, and the Company shall have received a certificate signed by the Responsible Officers of Parent to such effect.

(c) No Parent Material Adverse Effect. From the date of this Agreement through the Closing, there shall not have occurred any event or circumstance that constitutes a Parent Material Adverse Effect.

(d) Tax Opinion.  The Company shall have received the opinion of its counsel, Locke, Lord, Bissell & Liddell LLP, in form and substance reasonably satisfactory to the Company, dated the Closing Date, substantially to the effect that, on the basis of facts, representations and assumptions set forth in such opinion that are consistent with the state of facts existing at the Effective Time, (i) the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code and (ii) each of Parent, Merger Sub and Company will be a party to such reorganization within the meaning of Section 368(b) of the Code, and such opinion shall not have been withdrawn, revoked or modified.  In rendering such opinion, counsel may require and rely upon and may incorporate by reference customary representations and covenants contained in certificates of officers of the Company, Merger Sub and Parent as provided in Section 5.16.

(e) Delivery of Transfer Instructions. Parent shall have delivered to the Exchange Agent an irrevocable letter of instruction in a form reasonably satisfactory to the Company authorizing and directing the transfer of the Merger Consideration to holders of shares of Company Common Stock upon surrender of such holders’ certificates representing such shares of Company Common Stock in accordance with Article 2.

Article 7

Termination

Section 7.1  Termination Rights. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after approval of the Company Proposal by the stockholders of the Company (except as provided below), by action taken by the board of directors of the terminating Party or Parties upon the occurrence of any of the following:

(a) by mutual written consent of the Company and Parent;

(b) by either the Company or Parent, if any Governmental Authority shall have issued an Order, decree or ruling enjoining or otherwise prohibiting the Merger and such Order, decree, or ruling shall have become final and non-appealable; provided that a party shall not have the right to terminate this Agreement pursuant to this Section 7.1(b) if such party has breached any of its obligations under Section 5.8 or Section 5.12;

(c) by either the Company or Parent, if the Merger shall not have been consummated on or before the Outside Date; provided that the right to terminate pursuant to this Section 7.1(c) shall not be available to any party whose failure to perform or comply in all material respects with the covenants and agreements of such Person set forth in this Agreement shall have been the principal cause of or resulted in the failure of the Closing to occur by such date;

(d) by either the Company or Parent, if the Company Meeting shall have been convened and a vote with respect to the adoption of the Company Proposal shall have been taken thereat (or at any adjournment or postponement thereof) and the Required Company Vote shall not have been obtained;

(e) by the Company, if there shall have been a breach by Parent or Merger Sub of any of its covenants, agreements, representations or warranties set forth in this Agreement which breach, either individually or in the aggregate, would result, if occurring or continuing at the Effective Time, in the failure of the conditions set forth in Sections 6.3(a) or 6.3(b), as the case may be, and which is not cured on or before the earlier of the Outside Date and the 30th day following written notice to Parent, or which by its nature cannot be cured within such time period; provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 7.1(e) if the Company is then in material breach of any of its covenants or agreements contained in this Agreement;

(f) by Parent, if there shall have been a breach by Company of any of its covenants, agreements, representations or warranties set forth in this Agreement, (except the covenants set forth in Section 5.4 or Section 5.5, to the extent termination due to breach of such covenants is available under Section 7.1(g)) which breach, either individually or in the aggregate, would result, if occurring or continuing at the Effective Time, in the failure of the conditions set forth in Sections 6.2(a) or 6.2(b), as the case may be, and which is not cured on or before the earlier of the Outside Date and the 30th day following written notice to Company, or which by its nature cannot be cured within such time period; provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 7.1(f) if Parent is then in material breach of any of its covenants or agreements contained in this Agreement;

(g) by Parent, prior to obtaining the Required Company Vote, (i)  (A) a Company Adverse Recommendation Change shall have occurred, or (B) the Company shall have failed to include the Company Board Recommendation in the Proxy Statement/Prospectus distributed to its stockholders, (ii) Company shall have materially breached its obligations under the first two sentences of Section 5.4(a) or any provision of Section 5.4(b), Section 5.4(d), Section  5.4(e) or Section  5.5, (iii) after expiration of the three Business Day period immediately following the receipt by Parent of the written notice from Company informing Parent of Company’s intention to effect a Company Adverse Recommendation Change or termination pursuant to Section 5.4(d) or a Company Adverse Recommendation Change pursuant to Section 5.4(e), as applicable, (iv) the Company Board shall have adopted a formal resolution approving or recommending to the stockholders of the Company a Company Acquisition Proposal or publicly announced that a Company Acquisition Proposal constitutes a Company Superior Proposal or Company shall have publicly announced its intention to recommend or enter into any agreement providing for a Company Acquisition Proposal (other than a confidentiality agreement in accordance with Section 5.3(b)), or (v) a tender offer or exchange offer that would, if consummated, constitute a Company Acquisition Proposal shall have been commenced by a Person unaffiliated with Parent, and Company shall not have published, sent or given to its stockholders, pursuant to Rule 14e-2 under the Exchange Act, within 10 Business Days after such tender offer or exchange offer is first published, sent or given, a “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act, an express recommendation that its stockholders reject such tender or exchange offer, or an express reaffirmation of its recommendation to its stockholders in favor of the Merger; and

(h) by the Company, prior to obtaining the Required Company Vote, in accordance with, and subject to the terms and conditions of, Section 5.4(d), including the entrance into a written definitive agreement for a Company Superior Proposal and payment of the Company Termination Fee required to be paid pursuant to Section 7.3(c) concurrently with and as a condition to the effectiveness of such termination.

The party desiring to terminate this Agreement pursuant to any of clauses (b) through (h) of this Section 7.1 shall give written notice of such termination to the other party in accordance with Section 8.3, specifying the provision or provisions hereof pursuant to which such termination is effected.

Section 7.2  Effect of Termination.  If this Agreement is terminated and the Merger is abandoned pursuant to Section 7.1, this Agreement shall forthwith become void and have no effect, without any liability on the part of any party or its directors, officers or stockholders, other than the provisions of Section 5.3(d), Section 5.6(c), Section 5.6(d), Section 5.12, this Section 7.2, Section 7.3 and Article 8, which provisions shall survive such termination; provided, however, no such termination shall relieve or release any party from any liabilities or damages resulting from any willful or intentional breach by a party of any of its representations, warranties, covenants or agreements set forth in this Agreement.

Section 7.3  Fees and Expenses.  Notwithstanding the provision of Section 5.12:

(a) If (i) at any time after the date of this Agreement a Company Acquisition Proposal shall have been made directly to the stockholders of the Company or otherwise become publicly known or any Person shall have publicly announced or made known an intention (whether or not conditional) to make a Company Acquisition Proposal, and, in each case, such Company Acquisition Proposal has not been publicly withdrawn at the time of the event giving rise to termination of this Agreement as described in clause (ii) below, and (ii) following the occurrence of an event described in the preceding clause (i), this Agreement is terminated by Parent or Company pursuant to Section 7.1(c) or Section 7.1(d), and (iii) either (A) on or before the date that is twelve months after the date of such termination described in clause (ii) above, Company consummates any Company Acquisition Proposal (whether or not the same Company Acquisition Proposal described in clause (i)) or (B) both (1) on or before the date that is twelve months after the date of such termination described in clause (ii) above, Company enters into a definitive agreement in respect of any Company Acquisition Proposal (whether or not the same Company Acquisition Proposal described in clause (i)) and (2) any Company Acquisition Proposal is consummated within the one-year period following such entry into a definitive agreement (whether or not the same Company Acquisition Proposal described in clause (i) or in clause (iii)(B)(1)), then Company shall pay to Parent, the Company Termination Fee on the date of, and as a condition to, the consummation of such Company Acquisition Proposal described in clause (iii)(A) or (iii)(B)(2) (less any amount paid to Parent pursuant to Section 7.3(d)); provided that for purposes of only this Section 7.3(a), the term “Company Acquisition Proposal” shall have the meaning given to such term in Section 1.1, except that the references therein to “15%” shall be deemed to be references to “more than 50%.”

(b) If Parent terminates this Agreement pursuant to Section 7.1(g), then Company shall pay to Parent, as promptly as reasonably practicable (and in any event within two Business Days) after such termination, the Company Termination Fee.

(c) If Company terminates this Agreement pursuant to Section 7.1(h), then Company shall pay to Parent, simultaneously with, and as a condition to the effectiveness of, such termination, the Company Termination Fee.

(d) The Company will, immediately upon termination of this Agreement by Parent pursuant to Section 7.1(f), pay, or cause to be paid, to Parent by wire transfer of immediately available funds to an account designated by Parent an amount equal to Parent’s out-of-pocket and documented expenses incurred in connection with the transactions contemplated hereby, including without limitation all such expenses relating to accounting, legal and investment banking fees; provided, however, that such amount shall not exceed $6.0 million in the aggregate.

(e) The Parent will, immediately upon termination of this Agreement by the Company pursuant to Section 7.1(e), pay, or cause to be paid, to the Company by wire transfer of immediately available funds to an account designated by the Company an amount equal to the Company’s out-of-pocket and documented expenses incurred in connection with the transactions contemplated hereby, including without limitation all such expenses relating to accounting, legal and investment banking fees; provided, however, that such amount shall not exceed $6.0 million in the aggregate.

(f) For purposes of this Agreement, the “Company Termination Fee” means an amount in cash equal to $27,300,000.00.  The Company Termination Fee shall be paid (when due and owing) by the Company to Parent by wire transfer of immediately available funds to the account designated in writing by Parent.

(g) The Company acknowledges that the agreements contained in this Section 7.3 are an integral part of the transactions contemplated by this Agreement.  In the event that Company shall fail to pay the Company Termination Fee (or any portion thereof) when due, the Company shall reimburse the other party for all reasonable costs and expenses actually incurred or accrued by such other party (including reasonable expenses of counsel) in connection with the collection under and enforcement of this Section 7.3, together with interest on the amount of such amount or portion thereof at the rate specified in the Prime Rate in The Wall Street Journal (Northeast Edition) in effect on the date such payment was required to be made, plus 2.0%, until the date all such amounts are paid to Parent.

(h) In no event shall the Company be required to pay the Company Termination Fee on more than one occasion.  The Company’s payment of the Company Termination Fee pursuant to this Section shall be the sole and exclusive remedy of Parent and Merger Sub against the Company and any of its Subsidiaries and their respective Representatives with respect to the occurrences giving rise to such payment, subject to the rights of Parent and Merger Sub to seek specific performance under Section 8.12 or as a result of the Company’s willful and intentional breach of this Agreement.

Article 8

Miscellaneous

Section 8.1  Nonsurvival of Representations and Warranties. None of the representations or warranties contained in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the consummation of the Merger.

Section 8.2  Amendment. This Agreement may be amended by the Parties at any time before or after approval of the Company Proposal by the stockholders of the Company; provided, however, that, after any such approval, no amendment shall be made without the further approval of such stockholders if such amendment would (a) in any way materially adversely affect the rights of the Company stockholders (other than a termination of this Agreement in accordance with the provisions hereof) or (b) require a shareholder vote under applicable Law or the Company’s listing agreement with the NYSE. This Agreement may not be amended except by a written instrument signed by an authorized representative of each of the Parties.

Section 8.3 Notices. Any notice or other communication required or permitted hereunder shall be in writing and, unless delivery instructions are otherwise expressly set forth above herein, either delivered personally (effective upon delivery), by facsimile transmission (effective upon confirmation of successful transmission), or by recognized overnight delivery service (effective on the next day after delivery to the service), at the following addresses or facsimile transmission numbers (or at such other address(es) or facsimile transmission number(s) for a Party as shall be specified by like notice):

To Parent and/or Merger Sub:                                           Cameron International Corporation
1333 W. Loop South, #1700
Houston, Texas 77027
Facsimile No.:   713-513-3455
Attention:      Jack B. Moore
President and Chief Executive Officer

with a copy (which shall                                                     Porter & Hedges, L.L.P.
not constitute notice) to:                                                    1000 Main Street, 36th Floor
Houston, Texas 77002
Facsimile: 713-226-6247
Attention: Richard L. Wynne

To the Company:                                                                NATCO Group Inc.
11210 Equity Drive, Suite 100
Houston, Texas 77041
Facsimile: 713-849-8976
Attention:      James U. Clarke
Chairman and Chief Executive Officer

with a copy (which shall                                                     Locke Lord Bissell & Liddell LLP
not constitute notice) to:                                                    600 Travis Street, Suite 3400
Houston, Texas 77002
Facsimile: (713) 223-3717
Attention: Bill Swanstrom

Section 8.4  Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties whether such delivery is by physical delivery or by means of a facsimile or portable document format (pdf) transmission, it being understood that all Parties need not sign the same counterpart.

Section 8.5  Severability. The provisions of this Agreement will be severable and the invalidity or unenforceability of any provision will not affect the validity or enforceability of the other provisions hereof so long as the economic and legal substance of the transactions contemplated hereby are not affected in any manner materially adverse to any Party. Subject to the preceding sentence, any term or provision of this Agreement that is invalid or unenforceable in any jurisdiction shall, as to such jurisdiction, be deemed modified to the minimum extent necessary to make such term or provision valid and enforceable, provided that if such term or provision is incapable of being so modified, then such term or provision shall be deemed ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, such provision shall be interpreted to be only so broad as is enforceable.

Section 8.6  Entire Agreement; No Third Party Beneficiaries. This Agreement (together with the Confidentiality Agreement and the documents and instruments delivered by the Parties in connection with this Agreement): (a) constitutes the entire agreement and supersedes all other prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof; and (b) except as provided in Section 5.13 (which is intended to be for the benefit of the Persons covered thereby) is solely for the benefit of the Parties and their respective successors, legal representatives and assigns and does not confer on any Person other than the Parties any rights or remedies hereunder.

Section 8.7  Applicable Law. This Agreement shall be governed in all respects, including validity, interpretation and effect, by the Laws of the State of Delaware (including the Laws of Delaware with respect to statutes of limitation and statutes of repose).

Section 8.8  Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the Parties (whether by operation of Law or otherwise) without the prior written consent of the other Parties, and any such attempted assignment without such consent shall be immediately null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and assigns.

Section 8.9  Waivers. At any time prior to the Effective Time, any Party may, for itself only and to the extent legally allowed:  (a) extend the time for the performance of any of the obligations or other acts of the other Parties, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto, and (c) waive performance of any of the covenants or agreements, or satisfaction of any of the conditions, contained herein. Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in a written instrument signed by an authorized representative of such Party. Except as provided in this Agreement, no action taken pursuant to this Agreement, including any investigation by or on behalf of any Party, shall be deemed to constitute a waiver by the Party taking such action of compliance with any representations, warranties, covenants or agreements contained in this Agreement. The waiver by any Party of a breach of any provision hereof shall not operate or be construed as a waiver of any prior or subsequent breach of the same or any other provisions hereof.

Section 8.10  Confidentiality Agreement. The Confidentiality Agreement shall remain in full force and effect following the execution of this Agreement is hereby incorporated herein by reference, and shall constitute a part of this Agreement for all purposes; provided, however, that any standstill provisions contained therein will, effective as of the Closing, be deemed to have been waived to the extent necessary for the Parties to consummate the Merger in accordance with the terms of this Agreement. Any and all information received by Parent and the Company pursuant to the terms and provisions of this Agreement shall be governed by the applicable terms and provisions of the Confidentiality Agreement.

Section 8.11  Incorporation. Exhibits and Schedules referred to herein are attached to and by this reference incorporated herein for all purposes.

Section 8.12  Specific Performance; Remedies. Each Party acknowledges and agrees that the other Parties would be damaged irreparably if any provision of this Agreement were not performed in accordance with its specific terms or were otherwise breached. Accordingly, the Parties will be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and its provisions in any action or proceeding instituted in any state or federal court sitting in the State of Delaware having jurisdiction over the parties and the matter, in addition to any other remedy to which they may be entitled, at Law or in equity. Except as expressly provided herein, the rights, obligations and remedies created by this Agreement are cumulative and in addition to any other rights, obligations or remedies otherwise available at Law or in equity. Except as expressly provided herein, nothing herein will be considered an election of remedies.

Section 8.13  Waiver of Jury Trial. Each of the Parties hereto hereby waives to the fullest extent permitted by applicable Law any right it may have to a trial by jury with respect to any litigation directly or indirectly arising out of, under or in connection with this Agreement or the transactions contemplated by this Agreement. Each of the Parties hereto (a) certifies that no representative, agent or attorney of any other Party has represented, expressly or otherwise, that such other Party would not, in the event of litigation, seek to enforce that foregoing waiver and (b) acknowledges that it and the other hereto have been induced to enter into this Agreement and the transactions contemplated by this Agreement, as applicable, by, among other things, the mutual waivers and certifications in this Section 8.13.

Section 8.14  Jurisdiction; Venue.  Each of the Parties hereto (i) consents to submit itself to the personal jurisdiction of the Court of Chancery of the State of Delaware in the event any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, and (iii) agrees that it will not bring any action or proceeding relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the Court of Chancery of the State of Delaware.

(Signature Page Follows)

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed by their duly authorized representatives, on the date first written above.

Company:
NATCO GROUP INC.

By:	/s/ John U. Clarke
Name:	John U. Clarke
Title:	Chairman and Chief Executive Officer

Parent:
CAMERON INTERNATIONAL CORPORATION
By:	/s/ Jack B. Moore
Name:	Jack B. Moore
Title:	President and Chief Executive Officer

Merger Sub:
OCTANE ACQUISITION SUB, INC., a Delaware corporation
By:	/s/ Jack B. Moore
Name:	Jack B. Moore
Title:	President

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